

MEMORANDUM

AND

ARTICLES OF ASSOCIATION

OF

HYSAN DEVELOPMENT COMPANY LIMITED

希慎興業有限公司

(Including all amendments up to 9th May 2006)

Incorporated the 20th day of October 1970

Certified a true and complete copy of the original by:

Wendy W. Y. Yung
Company Secretary
HYSAN DEVELOPMENT COMPANY LIMITED

REPRINTED IN MAY 2006

HONG KONG

COMPANIES ORDINANCE
(CHAPTER 32)

SPECIAL RESOLUTION
OF
HYSAN DEVELOPMENT COMPANY LIMITED
希慎興業有限公司

Passed on the 9th day of May, 2006

The following Special Resolution was passed at the Annual General Meeting of the Members of Hysan Development Company Limited ("the Company") duly convened and held at Harbour View Ballroom II & III, Level 4, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong on Tuesday, 9 May 2006 at 12:00 noon: -

SPECIAL RESOLUTION

"**That** the Articles of Association of the Company are hereby amended:

(i) by adding to the end of Article 153 the following:

"If any such cheque or warrant has been, or shall be alleged to have been, lost, stolen or destroyed, the Board may, at the request of the person(s) entitled to it, issue a replacement cheque, warrant or other financial instrument or other form of payment subject to compliance with such conditions as to evidence and indemnity and the payment of such out-of-pocket expenses incurred by the Company in connection with the request as the Board may think fit."

(ii) by adding to the end of Article 154 the following:

"After such forfeiture no member or other person shall have any right to or claim in respect of such dividends or bonuses but the Board may nevertheless in its absolute discretion make an ex gratia payment equal to the whole or part of such dividends or bonuses to the member or other person who could have claimed that dividends or bonuses immediately before it was forfeited. No dividends or bonuses shall bear interest against the Company.""

Dated the 9th day of May, 2006

Certified true & correct by:

(Sd.)Wendy W.Y. Yung

....

Company Secretary

Company No. : 21779

COMPANIES ORDINANCE
(CHAPTER 32)

SPECIAL RESOLUTION

OF

HYSAN DEVELOPMENT COMPANY LIMITED

希慎興業有限公司

Passed on the 10th day of May, 2005

The following Special Resolution was passed at the Annual General Meeting of the Members of Hysan Development Company Limited ("the Company") duly convened and held at Suite 308, Lee Gardens Two, 28 Yun Ping Road, Causeway Bay, Hong Kong on Tuesday, 10 May 2005 at 12:00 noon: -

SPECIAL RESOLUTION

"**That** the Articles of Association of the Company be amended in the following ways:

(a) Article 83 be deleted in its entirety and replaced by the following new Article 83:

"Subject to any special rights, privileges or restrictions as to voting for the time being attached to any class or classes of shares, at any general meeting on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by proxy or by a representative duly authorised under section 115 of the Ordinance, shall have one vote, and on a poll every member present in person or by proxy or by duly authorised representative shall have one vote for each share of any class of which he is the holder. On a poll a member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way. Where any shareholder is restricted or prohibited from voting or required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution by reason of applicable laws or the Listing Rules, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted."

(b) Article 114 be deleted in its entirety and replaced by the following new Article 114:

"At each Annual General Meeting, one-third (or such other number as may be required under applicable legislation) of the Directors for the time being; and where the applicable number is not an integral number, to be rounded upwards, who have been longest in office shall retire from office by rotation. As between two or more Directors

who have been in office for an equal length of time, the Director or Directors to retire shall in default of agreement between them be determined by lot. The length of time a Director has been in office shall be computed from his last election or appointment where he has previously vacated office. A retiring Director shall be eligible for re-election and shall act as a Director throughout the meeting at which he retires."”

Dated the 10th day of May, 2005

Certified true & correct by:

(Sd.)Wendy W.Y. Yung

....

Company Secretary

Company No. : 21779

COMPANIES ORDINANCE
(CHAPTER 32)

SPECIAL RESOLUTION

OF

HYSAN DEVELOPMENT COMPANY LIMITED

希慎興業有限公司

Passed on the 11th day of May, 2004

The following Special Resolution was passed at the Annual General Meeting of the Members of Hysan Development Company Limited ("the Company") duly convened and held in the Nathan Room, Lower Lobby, Conrad International Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Tuesday, 11 May 2004 at 12:00 noon: -

SPECIAL RESOLUTION

"**That** the Articles of Association of the Company be and are hereby amended as detailed in the explanatory statement on proposed amendments to Articles of Association, which forms part of this Notice of Annual General Meeting."

Dated the 11th day of May, 2004

Certified true & correct by:

(Sd.)Wendy W.Y. Yung

....

Company Secretary

The followings set out in details the proposed amendments to the Articles of Association of the Company. They principally serve to bring the Articles in line with current changes in laws and Listing Rules. Certain procedures as regard general meetings and board meetings are also enhanced. The Background and purposes of each amendment are summarized in the "Business of the Meeting and Board Recommendations - Resolution numbered 8" section.

The Proposed Amendments:

1. **Article 2**

The definition of "Hong Kong" be amended as follows:

"Hong Kong means the Hong Kong Special Administrative Region of the People's Republic of China."

The following new definition be added:

"associate(s) shall have the same meaning as defined in the Listing Rules."

2. **Articles 15, 17 and 19**

The words "two dollars" in Articles 15, 17 and 19 whenever they appear be deleted and replaced by the words "such sum not exceeding the maximum amount prescribed from time to time by the Relevant Exchanges".

3. **Article 71A**

The following article be added after Article 71 as a new Article 71A:

"71A. If after the giving of notice of a general meeting but before the meeting is held, or after the adjournment of a general meeting but before the adjourned meeting is held (whether or not notice of the adjourned meeting is required), the Board decides that it is impracticable or unreasonable to hold the meeting at the declared place and/or time, it may change the place and/or postpone the time at which the meeting is to be held. If such a decision is made, the Board may then change the place and/or postpone the time again if it decided that it is reasonable to do so. In either case:

(i) no notice of the meeting need be given, but the Board shall, if practicable, advertise the date, time and place of the meeting in at least one English language and one Chinese language newspaper in general circulation in Hong Kong and shall make arrangements for notices of the change of place and/or postponement to appear at the original place and/or at the original time; and

(ii) notwithstanding Article 90, an instrument of proxy in relation to the meeting may be deposited at any time not less than 48 hours before any new time appointed for holding the meeting."

4. **Article 76**

Article 76 be amended by deleting the word "of" on the fifth line, after the words "the chair," and replaced by the word "or".

5. **Article 77A**

The following article be added after Article 77 as a new Article 77A:

"77A. If it appears to the Chairman that the principal meeting place is inadequate to accommodate all members entitled and wishing to attend, the meeting is duly constituted and its proceedings valid if the Chairman is satisfied that adequate facilities are available to ensure that a member who is unable to be accommodated is able to:

(a) participate in the business for which the meeting has been convened;

(b) hear and see all persons present who speak (whether by use of microphone, loud-speakers, audio-visual communications equipment or otherwise), whether in the meeting place or elsewhere; and

(c) be heard and seen by all other persons so present in the same way."

6. **Article 79**

The following paragraph be added after the last sentence of Article 79 to form part of Article 79:

"A demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. The Chairman of the meeting may (and if so directed by the meeting shall) appoint scrutineers (who need not be members). He may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll."

7. **Article 83**

The following paragraph be added after the last sentence of Article 83 to form part of Article 83:

"Where any shareholder is restricted or prohibited from voting or required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution by reason of applicable laws or the Listing Rules, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted."

8. **Article 86**

The following paragraph be added after the last word of Article 86 to form part of Article 86:

"provided that forty-eight hours at least before the time of the holding of the meeting or adjourned meeting as the case may be at which he proposes to vote, he shall satisfy the Directors of his appointment, or the Directors shall have previously admitted his right to vote at such meeting in respect thereof."

9. **Article 94**

Article 94(b) be amended by deleting the words "Securities and Futures (Clearing House) Ordinance (Chapter 420 of the Laws of Hong Kong)" in the second line and replaced by "Securities and Futures Ordinance (Chapter 571) of the Laws of Hong Kong".

10. **Article 98**

Article 98 be amended by deleting the original paragraphs (b) and (d) and replaced by the followings respectively:

"(b) Notice of all Board and general meetings shall be sent to every alternate Director as if he were a Director as may be so requested by the Director appointing him until notice of revocation of his appointment has been given under paragraph (c) of this Article."

"(d) Every person acting as an alternate Director shall while so acting be deemed to be an officer of the Company and the agent of or for his appointor and be jointly and severally responsible to the Company for his acts and defaults. The Director who appoints an alternate Director shall be vicariously liable for any tort (but not otherwise) committed by the alternate Director while acting in the capacity of alternate Director but nothing herein affects the alternate Director's personal liability for any act or omission including liabilities owed to the Company or to the Director appointing him."

11. **Article 104**

Article 104 be deleted and replaced by the following new Article 104:

"104. (a) A Director shall cease to be a director and shall vacate his office:

(i) if he becomes bankrupt or has a receiving order made against him or suspends payment, or compounds or arranges with his creditors or applies to the court for any order in connection with a voluntary arrangement; or

(ii) if he is, or may be, suffering from mental disorder and order is made by any court having jurisdiction (whether in Hong Kong or elsewhere) in matters concerning mental disorder for his detention or for appointment of receiver, curator bonis or other person by whatever title to exercise powers with respect of his property or affairs; or

(iii) if he absents himself from the meetings of the Board during a continuous period of six months, without special leave of absence from the Board, and his alternate Director (if any) shall not during such period have attended in his stead, and the Board passes a resolution that he has by reason of such absence vacated his office; or

(iv) if he becomes prohibited from being a Director by reason of any order made under any provision of the Companies Ordinance or the Listing Rules or these Articles or other applicable laws; or

(v) if by notice in writing to the Company he resigns his office; or

(vi) having been appointed for a fixed terms, the term expires; or

(vii) having retired pursuant to these Articles, he is not re-elected a Director; or

(viii) he is removed from office as a Director by notice in writing served upon him at his last address signed by all his co-Directors. If any such Director has been appointed to an executive office which thereby automatically terminates, such removal shall be treated as an act of the Company and shall not, of itself, prejudice any right he may have in any contract of service between him and the Company or otherwise.

(b) A resolution of the Board to the effect that a Director has ceased to be a Director under this Article 104 shall be conclusive as to the facts and reasons for his ceasing to hold office as stated in the resolution."

12. **Article 105**

Article 105(1) be amended by deleting the original paragraphs (a) and (b) and replaced by the following respectively:

"105. (1)(a) No Director or intended Director shall be disqualified by his office from contracting with the Company, directly or indirectly, either as vendor, purchaser or otherwise nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company with a Director or any of his associate(s) or any person, company or partnership of or in which any Director or any of his associates shall be a member or otherwise interested be capable on that account of being avoided, nor shall any Director so contracting or being such member or so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason only of such Director or any of his associate(s) holding that office or the fiduciary relationship thereby established provided always that each Director shall forthwith disclose the nature of his interest or that of his associate(s) in any contract or arrangement in which he or any of his associates is interested as required by and subject to the provisions of the Ordinance.

(b) A Director shall not vote on any board resolution approving any such contract or arrangement in which he or any of his associate(s) has a material interest and if he does so his vote shall not be counted nor shall he be counted in the quorum present at such meeting but neither of these prohibitions shall apply to:

(i) the giving of any security or indemnity either:

(aa) to the Director or his associate(s) in respect of money lent or obligations incurred or undertaken by him or any one of them at the request of or for the benefit of the Company or any of its subsidiaries; or

(bb) to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself or themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(ii) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iii) any proposal concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or shareholder or in which the Director or his associate(s) is/are beneficially interested in shares of that company, provided that the Director and any of his associates are not in aggregate beneficially interested in 5% or more of the issued shares of any class of such company (or of any third company through which his interest or that of his associates is derived) or of the voting rights;

(iv) any proposal or arrangement concerning the adoption, modification or operation of any employees' share scheme under which he or his associate(s) may benefit or of a pension fund or retirement, death or disability benefit scheme which relates both to the Director, his associate(s) and employees of the Company or any of its subsidiaries and does not provide in respect of any Director or his associate(s) as such any privilege or advantage not accorded to class of persons to which such scheme or fund relates;

(v) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company.

(vi) Any contract for the purchase or maintenance for any Director of insurance against any liability."

If a question arises at any time as to the materiality of a Director's interest or that of his associate(s) or as to his entitlement to vote or be counted in a quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or being counted in quorum, such question shall be referred to the Chairman of the meeting and his ruling in relation to any Director other than himself shall be conclusive and binding on all concerned except in a case where the nature or extent of the interest of such Director and/or his associate(s) has not been fairly disclosed. If a question arises at any time as to the materiality of the Chairman's interest or that of his associate(s) or as to his entitlement to vote or be counted in a quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or being counted in quorum, such question shall be decided by a resolution of the Board present at the meeting (excluding the Chairman) whose majority vote shall be conclusive and binding on all concerned except in a case where the nature or extent of the Chairman's interest has not been fairly disclosed."

13. **Article 107A**

A new Article 107A be added after Article 107:

"107A. The appointment of a Director to an executive office shall terminate automatically if he ceases to be a director, but any such termination shall not, of itself, prejudice any rights under any contract of service between him and the Company. However, a Director appointed to an executive office shall not cease to be a director merely because his appointment to such executive office terminates."

14. **Article 118**

Article 118 be amended by deleting the words "at least seven clear days before the meeting" and replacing them by the words "during the period not earlier than the day after the date of dispatch of the notice of the meeting appointed for the election of director and end not later than seven days prior to the date of such meeting".

15. **Article 120**

The word "special" in the first line of Article 120 be deleted and replaced by the word "ordinary".

16. **Article 121**

The words "or through the medium of video conference" be added after the words "by means of a conference telephone" and the following paragraph be added at the end of the Article:

"A person participating in this way shall be deemed to be present in person at the meeting and shall be counted in a quorum and entitled to vote. All business transacted in this way by the Board or a committee of the Board shall, for the purposes of these Articles, be deemed to be validly and effectively transacted at a meeting of the Board or a committee of the Board although fewer than three Directors (or alternate Directors) are physically present at the same place. The meeting is deemed to take place at the place stated in the notice for meeting to the Directors unless otherwise directed by the Chairman."

17. **Article 122**

The words "or facsimile or email or other form of electronic communication" be added after the words "or telegram" in the third line of Article 122.

18. **Article 131**

Article 131 be deleted and replaced by the following new Article 131:

"131. A resolution in writing signed by all the Directors in Hong Kong entitled to receive notice of and vote on the relevant resolution (so long as they constitute a quorum) shall be as valid and effective as if it had been passed at a meeting of the Directors duly convened and held; and may consist of several documents in like form each signed by one or more of the Directors. Any signature may be affixed to a facsimile copy of the resolution and any signed resolution shall be valid if the Company receives the original or a copy by facsimile."

19. **Articles 133, 137 and 138**

The words "the Colony" be deleted from Articles 133, 137(b) and 138 and be replaced by "Hong Kong".

20. **Article 171**

Article 171 be deleted and replaced by the following new Article 171:

"171. (a) Subject to the provisions of the Companies Ordinance, every Director or other officer of the Company shall be entitled to be indemnified out of the assets of the Company against all losses or liabilities which he may sustain or incur in or about the execution of the duties of his office or otherwise in relation thereto (save and except liability for negligence, default, breach of duty or breach of trust of which he may be guilty in relation to the Company or related company), and no Director or other officer shall be liable for any loss, damage or misfortune which may happen to or be incurred by the Company in the execution of the duties of his office or in relation thereto (save and except liability for negligence, default, breach of duty or breach of trust of which he may be guilty in relation to the Company or related company). This Article shall only have effect to the extent it is not voided by the said provisions or other applicable laws and regulations.

(b) Subject to the Companies Ordinance, if any Director or other person shall become personally liable for the payment of any sum primarily due from the Company, the Directors may execute or cause to be executed any mortgage, charge, or security over or affecting the whole or any part of the assets of the Company by way of indemnity to secure the Director or person so becoming liable as aforesaid from any loss in respect of such liability.

(c) Subject to the Companies Ordinance, the Board shall have power to purchase and/or maintain insurance for, or for the benefit of, any person who are or were at any time directors, alternate directors or other officers of the Company or related company against:

(i) any liability to the Company, a related company or any other party in respect of any negligence, default, breach of duty or breach of trust (save for fraud) of which he may be guilty in relation to the Company or a related company and otherwise; and

(ii) any liability incurred by him in defending any proceedings, whether civil or criminal, taken against him for any negligence, default, breach of duty or breach of trust (including fraud) of which he may be guilty in relation to the Company or a related company and otherwise.

(d) the term "related company" shall have the same meaning as defined in Section 165 of the Companies Ordinance."

Company No. : 21779

COMPANIES ORDINANCE
(CHAPTER 32)

SPECIAL RESOLUTION

OF

HYSAN DEVELOPMENT COMPANY LIMITED

希慎興業有限公司

Passed on the 13th day of May, 2003

The following Special Resolution was passed at the Annual General Meeting of the Members of Hysan Development Company Limited ("the Company") duly convened and held in the Nathan Room, Lower Lobby, Conrad International Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Tuesday, 13 May 2003 at 12:00 noon: -

SPECIAL RESOLUTION

"**That** the Articles of Association of the Company be and are hereby amended as detailed in the explanatory statement on proposed amendments to Articles of Association, which forms part of this Notice of Annual General Meeting."

Dated the 13th day of May, 2003

Certified true & correct by:

(Sd.)Wendy W.Y. Yung

....

General Counsel & Company Secretary

EXPLANATORY STATEMENT RE: PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

This explanatory statement sets out the proposed amendments to the Articles of Association, which are intended to allow the Company to take advantage of the recent amendments to the Companies Ordinance and Chapter 2 of the Listing Rules.

1. ANNUAL REPORT AND ACCOUNTS

The existing Article 159 expressly requires the delivery of printed copies of annual reports and accounts to the shareholders and debenture holders of the Company before an annual general meeting and does not allow the Company to send Summary Financial Reports or to publish the annual report and accounts and/or the Summary Financial Report on its website as permitted under the Companies Ordinance. The existing Article 159 will be replaced by the following Article:

"Article 159 — Annual profit and loss account and balance sheet and summary financial reports

(a) The Directors shall from time to time in accordance with the provisions of the Companies Ordinance lay before the Company in general meeting such profit and loss accounts, balance sheets, group accounts (if any) and reports as are so required by the Companies Ordinance.

(b) Every balance sheet of the Company shall be signed pursuant to the provisions of the Companies Ordinance, and, subject to paragraph (c), a copy of every balance sheet (including every document required by law to be annexed thereto) and profit and loss account or income and expenditure account which is to be laid before the Company in general meeting, together with a copy of the Directors' Report and a copy of the Auditors' Report, shall not less than 21 days before the date of the meeting, be delivered or sent by post to every member of, and every holder of debentures of, the Company and every person registered under Article 45 and every other person entitled to receive notices of general meetings of the Company, provided that this Article shall not require a copy of those documents to be sent to any person of whose address the Company is not aware or to more than one of the joint holders of any shares or debentures. Subject to paragraph (c), the Company may, in accordance with legislation, prepare and deliver to the aforementioned persons a printed copy of the summary financial report (as defined in the Companies Ordinance) at least 21 days before the date of the general meeting.

(c) Where a shareholder (a "Consenting Shareholder") has, in accordance with legislation and the Listing Rules, consented to treat the publication of the relevant financial documents and/or the summary financial report (each as defined in the Companies Ordinance) on a computer network as discharging the Company's obligation under the Companies Ordinance to send a copy of the relevant financial documents and/or the summary financial report (each as defined in the Companies Ordinance), then publication by the Company, in accordance with legislation, on a computer network of the relevant financial documents and the summary financial report (each as defined in the Companies Ordinance) at least 21 days before the date of the general meeting shall, in relation to each Consenting Shareholder, be deemed to discharge the Company's obligations under paragraph (b)."

Shareholders who vote in favour of the special resolution will not be precluded from receiving printed copies of the annual report and accounts and other corporate communications if they so wish.

Shareholders have the right at any time by reasonable notice in writing to the Company to change their choice.

2. CORPORATE COMMUNICATIONS

The existing notice provisions in the Articles of Association contained in Articles 163 to 167 provide that a notice or other document may be served on or delivered to any shareholder by notice or document in writing sent through the post or by advertisement in both a leading English language daily newspaper and leading Chinese language daily newspaper circulating in Hong Kong.

A new Article 163A will be added and the existing Articles 163 to 167 will be replaced by the following Articles to permit corporate communication be made in electronic means:

"New Article 163A — Form of Notices

Except where otherwise expressly stated, any notice to be given to or by any person pursuant to these Articles shall be in writing and, to the extent permitted by legislation and the Listing Rules from time to time and subject to Article 163, contained in an electronic communication."

"Article 163 — Service of Notices

Any notice or document may be served by the Company on any member either personally or by sending it through the post in a prepaid letter addressed to such member at his registered address as appearing in the register or by advertisement in both a leading English language daily newspaper and a leading Chinese language daily newspaper circulating in Hong Kong. In the case of joint holders of a share all notices shall be given to that one of the joint holders whose name stands first in the register and notice so given shall be sufficient notice to all the joint holders. Without limiting the generality of the foregoing but subject to legislation and the Listing Rules, a notice or document may be served or delivered by the Company to any member by electronic means to such address as may from time to time be notified to the Company by the member concerned or by publishing it on a computer network and notifying the member concerned, in such manner as he may from time to time authorize, that it has been so published."

"Article 164 — Members out of Hong Kong

A member shall be entitled to have notices served on him at any address within Hong Kong or elsewhere or (subject to Articles 163) in the case of a notice or document served by electronic communication, at an address for the time being notified to the Company by the member or by publishing it on a computer network and notifying the member concerned. A member who has no registered address shall be deemed to have received any notice which shall have been displayed at the registered office and shall have remained there for twenty-four hours and such notice shall be deemed to have been received by such member on the day following that on which it shall have been so first displayed."

"Article 165 — When notice by post deemed to be served

Any notice sent by post shall be deemed to have been served on the day following that on which the envelope or wrapper containing the same is put into a post office situated within Hong Kong and in proving such service it shall be sufficient to prove that the envelope or wrapper containing the notice was properly prepaid, addressed, and put into such post office and a certificate in writing signed by the Secretary or other person appointed by the Board that the envelope or wrapper containing the notice was so addressed and put into such post office shall be conclusive evidence thereof. A notice or other document contained in an electronic communication or published on a computer network in accordance with these Articles shall be deemed to be given at the same time as it was sent or published."

"Article 166 — Service of notice to persons entitled on death, mental disorder or bankruptcy of a member

A notice may be given by the Company to the person entitled to a share in consequence of the death, mental disorder or bankruptcy of a member by sending it through the post in a prepaid letter addressed to him by name, or by the title of representative of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any, within Hong Kong supplied for the purpose by the person claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner as permitted under these Articles in which the same might have been given if the death, mental disorder or bankruptcy had not occurred."

"Article 167 — How notice to be signed

The signature to any notice to be given by the Company may be written or printed. A notice contained in an electronic communication in accordance with legislation and the Listing Rules need not be signed. The Directors may, in their absolute discretion, make such arrangements in respect of the serving of such electronic communication or publication as they think fit."

The interpretation provisions in Article 2 of the Articles of Association will also be amended by adding the following new definitions:

"communication	includes a communication comprising sounds or images or both and a communication effecting a payment
electronic communication	*a communication transmitted (whether from one person to another,* from one device to another or from a person to a device or vice versa) by means of a telecommunications system (within the meaning of the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong)) or by other means but while in an electronic form
legislation	means applicable laws, rules and regulations (including the Listing Rules) from time to time.
Listing Rules	means the relevant rules or regulations governing the listing of securities on the Relevant Exchanges from time to time
Relevant Exchanges	means those exchanges on which the relevant securities of the Company are being listed from time to time"

Shareholders who vote in favour of the special resolution will not be precluded from receiving printed copies of the annual report and accounts and other corporate communications if they so wish.

Shareholders have the right at any time by reasonable notice in writing to the Company to change their choice.

ORDINARY RESOLUTIONS

AND

SPECIAL RESOLUTION

OF

HYSAN DEVELOPMENT COMPANY LIMITED

Passed on the 30th day of April 1997

At an Annual General Meeting of Shareholders of the Company duly convened and held in the Nathan Room, Lower Lobby, Conrad International, Pacific Place, 88 Queensway, Hong Kong on Wednesday, 30th April 1997 at 12:00 noon, the following resolutions were duly passed:-

ORDINARY RESOLUTIONS

(1) "THAT a general mandate unconditionally given to Directors during the Relevant Period to issue and dispose of additional shares not exceeding twenty per cent of the issued share capital of the Company be and is hereby renewed."

(2) "THAT a general mandate unconditionally given to Directors during the Relevant Period to exercise all powers of the Company subject to and in accordance with all applicable laws to purchase its own ordinary shares of HK$5.00 each not exceeding in aggregate ten per cent of the number of its existing issued share capital and to purchase not exceeding ten per cent of its own warrants to subscribe (1998 warrants) be and is hereby renewed."

For the purpose of the above Resolutions (1) and (2), "Relevant Period" means the period from the passing of the Resolutions until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company; and

(ii) the revocation or variation of the Authority given under the Resolutions by an ordinary resolution of the Shareholders in general meeting.

SPECIAL RESOLUTION

"THAT the Articles of Association of the Company be and are hereby amended by renumbering existing 94 as Article 94(a) and adding a new Article 94(b) immediately thereafter as follows:

Article 94 (b)

Where that member is a recognised clearing house within the meaning of the Securities and Futures (Clearing Houses) Ordinance (Chapter 420 of the Laws of Hong Kong), it may authorise such person or persons as it thinks fit to act as its representative (or representatives) at any general meeting or any meeting of any class of members provided that, if more than one person is so authorised, the authorisation must specify the number and class of shares in respect of which each such person is so authorised. The person so authorised will be entitled to exercise the same power on behalf of the recognised clearing house as that clearing house (or its nominees) could exercise if it were an individual member of the Company."

Dated the 30th day of April 1997.

H. C. Lee
Chairman

THE COMPANIES ORDINANCE (CHAPTER 32)

ORDINARY RESOLUTIONS

AND

SPECIAL RESOLUTION

OF

HYSAN DEVELOPMENT COMPANY LIMITED

Passed on the 30th day of April 1996

At an Annual General Meeting of shareholders of the Company duly convened and held in the Nathan Room, Lower Lobby, Hotel Conrad, Pacific Place, 88 Queensway, Hong Kong on Tuesday, 30th April 1996 at 12:00 noon, the following resolutions were duly passed:-

ORDINARY RESOLUTIONS

(1) "THAT conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting listing of, and permission to deal in, the warrants and any shares in the capital of the Company falling to be issued upon any exercise of the subscription rights attaching to the warrants, the Directors be and they are hereby authorised:-

(i) to create warrants to subscribe, at the initial subscription price of HK$25 per share, subject to adjustment and otherwise the terms and conditions set out in the warrant instrument (a copy of a draft of which has been produced to the Meeting and signed for the purpose of identification by the Chairman hereof) and such warrants could be exercised during the period from 6th May 1996 to 30th April 1998 (both dates inclusive) and to issue the same by way of bonus to and among the persons who were registered as shareholders of the Company on 30th April 1996 in the proportion of 1 warrant carrying the right to subscribe HK$25 for a share in the capital of the Company for every 20 shares held provided that:-

(a) in the case of those persons having registered addresses not in Hong Kong, the relevant warrants shall not be issued to such persons but shall be aggregated and sold and the net proceeds of sale, after deduction of expenses, distributed pro rata to such persons unless such amount falling to be distributed to any such person is less than HK$100.- in which case such amount will be retained for the benefit of the Company;

(b) no fractional entitlements to warrants shall be issued as aforesaid, but the fractional entitlements shall be aggregated and sold for the benefit of the Company, and the directors shall do all such acts and things as they consider necessary or expedient to give effect to the foregoing arrangements; and

(ii) to allot and issue shares in the capital of the Company arising from the exercise of subscription rights under such warrants or any of them."

(2) "THAT a general mandate unconditionally given to Directors during the Relevant Period to issue and dispose of additional shares not exceeding twenty per cent. of the issued share capital of the Company be and is hereby renewed."

(3) "THAT a general mandate unconditionally given to Directors during the Relevant Period to exercise all powers of the Company subject to and in accordance with all applicable laws to purchase its own ordinary shares of HK$5.00 each not exceeding in aggregate ten per cent. of the number of its existing issued share capital and to purchase not exceeding ten per cent. of its own warrants to subscribe (1998 warrants) subject to the grant of listing by the Stock Exchange of Hong Kong Limited of the warrants approved to be issued by the shareholders under the above resolution no. (1) at the date of this meeting be and is hereby renewed."

For the purpose of the above Resolutions (2) and (3), "Relevant Period" means the period from the passing of the Resolutions until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company; and

(ii) the revocation or variation of the Authority given under the Resolutions by an ordinary resolution of the shareholders in general meeting.

(4) "THAT the authorised capital of the Company be increased from HK$6,250,000,000 divided into 1,250,000,000 ordinary shares of HK$5.00 each to HK$7,250,000,000 by the creation of 200,000,000 additional ordinary shares of HK$5.00 each."

SPECIAL RESOLUTION

"THAT the existing Article 39 be deleted in its entirety and the revised article tabled at this Meeting and signed by the Chairman thereof for the purposes of identification be and are hereby adopted as the new Article 39 of the Article of Association of the Company."

Dated the 30th day of April 1996.

H. C. Lee
Chairman

Article 39

"The Directors may also decline to recognise any instrument of transfer unless:-

(a) the maximum amounts of registration fee per certificate as prescribed by applicable laws, regulations or rules as prescribed by the designated stock exchange(s) where the Company's shares are listed or such lesser sum as the Directors may from time to time require is paid to the Company in respect thereof;

(b) the instrument of transfer is accompanied by the certificate of the shares to which it relates, and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer;

(c) the instrument of transfer is in respect of only one class of share;

(d) the instrument of transfer is properly stamped."

THE COMPANIES ORDINANCE (CHAPTER 32)

ORDINARY RESOLUTIONS

OF

HYSAN DEVELOPMENT COMPANY LIMITED

Passed on the 28th day of April 1995

At an Annual General Meeting of shareholders of the Company duly convened and held in the Nathan Room, Lower Lobby, Hotel Conrad, Pacific Place, 88 Queensway, Hong Kong on Friday, 28th April 1995 at 12:00 noon, the following resolutions were duly passed:-

ORDINARY RESOLUTIONS

(a) "THAT a general mandate unconditionally given to Directors during the Relevant Period to issue and dispose of additional shares not exceeding twenty per cent of the issued share capital of the Company be and is hereby renewed."

(b) "THAT a general mandate unconditionally given to Directors during the Relevant Period to exercise all powers of the Company subject to and in accordance with all applicable laws to purchase its own ordinary shares of HK$5.00 each not exceeding in aggregate ten per cent of the number of its existing issued share capital and to purchase not exceeding ten per cent of its own warrants to subscribe (warrants 1995) at the date of this meeting be and is hereby renewed."

For the purpose of the above Resolutions, "Relevant Period" means the period from the passing of the Resolutions until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company; and

(ii) the revocation or variation of the Authority given under the Resolutions by an ordinary resolution of the Shareholders in general meeting.

(c) "THAT conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting approval to the terms of the Executive Share Option Scheme and the listing of and permission to deal in the shares which may fall to be issued upon the exercise of the options to be granted under the Executive Share Option Scheme, the rules of the Executive Share Option Scheme now produced before the meeting marked "A" and for the purpose of identification signed by the Chairman of the meeting be and are hereby approved and adopted and that the Directors be and are hereby authorised to grant options to subscribe for shares in the capital of the Company and to allot, issue and deal with such shares pursuant to the exercise of subscription rights under any option granted under the Executive Share Option Scheme and to take all such steps as may be necessary or desirable to implement the Executive Share Option Scheme and to vote on any matter connected therewith notwithstanding that they or any of them may be interested in the same."

Dated the 28th day of April 1995.

H. C. LEE
Chairman

THE COMPANIES ORDINANCE (CHAPTER 32)

ORDINARY RESOLUTIONS

OF

HYSAN DEVELOPMENT COMPANY LIMITED

Passed on the 22nd day of April, 1994.

At an Annual General Meeting of shareholders of the Company duly convened and held in the Concord Room I, 8/F, New World Harbour View Hotel, 1 Harbour Road, Wanchai, Hong Kong on Friday, 22nd April 1994 at 12:00 noon, the following resolutions were duly passed:-

ORDINARY RESOLUTIONS

(a) "That a general mandate unconditionally given to Directors to issue and dispose of additional shares not exceeding twenty per cent of the issued share capital of the Company be and is hereby renewed until the next Annual General Meeting."

(b) "That a general mandate unconditionally given to Directors to exercise all powers of the Company subject to and in accordance with all applicable laws to purchase its own ordinary shares of HK$5.00 each not exceeding in aggregate ten per cent of the number of its existing issued share capital and to purchase not exceeding ten per cent of its own warrants to subscribe (warrants 1995) at the date of this meeting be and is hereby granted until the next Annual General Meeting."

(c) "That the authorised capital of the Company be increased from HK$5,750,000,000 divided into 1,150,000,000 ordinary shares of HK$5.00 each to HK$6,250,000,000 by the creation of 100,000,000 additional ordinary shares of HK$5.00 each."

Dated the 22nd day of April, 1994.

H. C. LEE
Chairman

THE COMPANIES ORDINANCE (CHAPTER 32)

ORDINARY RESOLUTIONS

OF

HYSAN DEVELOPMENT COMPANY LIMITED

Passed on 21st day of April, 1993.

At an Extraordinary General Meeting of shareholders of the Company duly convened and held in the Caroline Room of Lee Gardens Hotel, Hong Kong on Wednesday, 21st April 1993 at 12:15 p.m., the following resolutions were duly passed: -

ORDINARY RESOLUTIONS

(a) THAT the conditional agreement between Perfect Win Properties Limited (a wholly-owned subsidiary of the Company), Avenue Company Limited and Lee Gardens Hotel Company Limited, a copy of which has been submitted to the meeting and signed by the Chairman for the purpose of identification relating to the acquisition by Perfect Win Properties Limited from Avenue Company Limited and Lee Gardens Hotel Company Limited of the property known as Sec DD of Inland Lot 29 and Sec L of Inland Lot 457 together with the building erected thereon known as the Lee Gardens Hotel and the podium, Causeway Bay, Hong Kong at a total consideration of HK$2.45 billion and the acquisition from Avenue Company Limited of the driveway in front of the said Hotel building known as Sec MM of Inland Lot 29, RP of Sec L of Inland Lot 29 and RP of Inland Lot 457 at a consideration of at least HK$8 million subject to final adjustment depending on its buildable area be and is hereby approved and the Directors of the Company be and are hereby authorised to implement the same.

(b) THAT the authorised share capital of the Company be increased from HK$5,000 million divided into 1,000 million ordinary shares of HK$5.00 each to HK$5,750 million by creation of 150 million additional ordinary shares of HK$5.00 each.

Dated the 21st day of April, 1993.

H. C. LEE
Chairman

THE COMPANIES ORDINANCE (CHAPTER 32)

SPECIAL & ORDINARY RESOLUTIONS

OF

HYSAN DEVELOPMENT COMPANY LIMITED

Passed on the 9th day of September, 1991.

At an Extraordinary General Meeting of shareholders of the Company duly convened and held in the Caroline Room of Lee Gardens Hotel, Hong Kong on Monday, 9th September 1991 at 12:30 p.m., the following resolutions were duly passed: —

Special Resolutions

1. "That the Memorandum of Association of the Company be altered by deleting the existing sub-clause 3(j) of Clause 3 and the marginal notes thereof by substituting therefor the following new sub-clause 3(j) and adding new sub-clause 3(j) (a) and the respective marginal notes: —

To invest or lend money — (j) To invest, lend and deal with money of the Company not immediately required in such manner as from time to time may be determined.

To deal in swaps — (j) (a) To enter into, sell, or otherwise deal in, and to carry on the business of entering into, selling, purchasing or otherwise dealing in swap, forward rate, futures, option and all other kinds of interest, currency exchange or other interest

risk management, rate protection, exchange transactions or contracts for differences of any nature or description and any other transactions which have an equivalent or similar economic effect."

2. "That the Articles of Association of the Company be altered by deleting the existing Article 5 and Article 114 and the marginal notes thereof by substituting therefor the following new Article 5, Article 114 and the respective marginal notes: —

Company to finance purchase of its own shares	5.	The Company may, at any time, exercise any right or power subject to and in accordance with the Companies Ordinance and/or any other applicable ordinance or act or any amendments, alterations or modifications thereof from time to time, to acquire shares in the Company or to give direct or indirect financial assistance to any person for the purpose of acquiring shares in the Company before or at the same time as the acquisition takes place.
Retire-ment of Directors by rotation	114.	At each Annual General Meeting, the 3 Directors who have been longest in office for the time being shall retire from office. As between two or more who have been in office an equal length of time the Director or Directors to retire shall in default of agreement between them be determined by lot. The length of time a Director has been in office shall

be computed from his last election or appointment where he has previously vacated office. A retiring Director shall be eligible for re-election and shall act as a Director throughout the meeting at which he retires."

Ordinary Resolution

"That a general mandate is hereby unconditionally given to the Directors to exercise all powers of the Company to purchase its own shares subject to and in accordance with all applicable laws to purchase its own ordinary shares of HK$5.00 each not exceeding in aggregate 10% of the nominal amount of its existing issued share capital at the date of this meeting and that such general mandate shall expire but may be renewed at the next Annual General Meeting of the Company; or at the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or at the revocation or variation of this Resolution by an ordinary resolution of Shareholders of the Company in General Meeting, whichever is the earlier."

Dated 9th September 1991

H. C. Lee
Chairman

THE COMPANIES ORDINANCE (CHAPTER 32)

ORDINARY RESOLUTION

OF

HYSAN DEVELOPMENT COMPANY LIMITED

Passed on the 29th day of April, 1991.

At an Extraordinary General Meeting of shareholders of the Company duly convened and held in the Caroline Room of Lee Gardens Hotel, Hong Kong on Monday, 29th April 1991 at 12:15 p.m. (or so soon thereafter as the Annual General Meeting of the Company convened for the same date and place shall have been concluded or adjourned), the following resolutions were duly passed: —

Ordinary Resolutions

1. THAT:-

(i) the existing issued and unissued shares of HK$1.00 each ("the Existing Shares") be consolidated on the basis of 1 ordinary share of HK$5.00 each ("the New Shares") for every 5 Existing Shares. The New Shares shall be issued to the persons who were registered as holders of the Existing Shares in the capital of the Company on 29th April 1991;

(ii) such New Shares shall not rank for the final dividend in respect of the financial year ended 31st December 1990, but shall rank for the bonus issue of warrants referred to in Resolution No. 2 below and shall,

subject to the Memorandum and Articles of Association of the Company, rank pari passu in all other respects as five Existing Shares of the Company until all the Existing Shares are replaced by the New Shares; and

(iii) no fractional New Shares shall be allotted and distributed as aforesaid, but the fractional entitlements shall be aggregated and sold for the benefit of the Company.

2. THAT:-

the Directors be and they are hereby authorised:-

(i) to create warrants to subscribe, at the initial subscription price of HK$8.0 per share, up to HK$692,939,640 for shares in the capital of the Company subject to the terms and conditions set out in the warrant instrument (a copy of a draft of which has been produced to the Meeting and signed for the purpose of identification by the Chairman hereof) and to issue the same by way of bonus to and among the persons who were registered as shareholders of the Company on 29th April 1991 in the proportion of 1 warrant carrying the right to subscribe HK$8.0 for a share in the capital of the Company for every 10 New Shares held provided that:-

(a) in the case of those persons having registered addresses not in Hong Kong or Macau, the relevant warrants shall not be issued to such persons but shall be aggregated and sold and

the net proceeds of sale, after deduction of expenses, distributed pro rata to such persons and

(b) no fractional entitlements to warrants shall be issued as aforesaid, but the fractional entitlements shall be aggregated and sold for the benefit of the Company, and the Directors shall do all such acts and things as they consider necessary or expedient to give effect to the foregoing arrangements; and

(ii) to allot and issue New Shares in the capital of the Company arising from the exercise of subscription rights under such warrants or any of them.

Dated the 29th day of April, 1991.

H. C. LEE
Chairman

THE COMPANIES ORDINANCE (CHAPTER 32)

ORDINARY RESOLUTION

& SPECIAL RESOLUTION

OF

HYSAN DEVELOPMENT COMPANY LIMITED

Passed on the 25th day of April, 1990.

At an Annual General Meeting of shareholders of the Company duly convened and held in the Caroline Room of Lee Gardens Hotel, Hong Kong on Wednesday, 25th April 1990 at 12:00 noon, the following resolutions were duly passed: —

ORDINARY RESOLUTION

"That a general mandate unconditionally given to Directors to issue and dispose of additional shares not exceeding ten percent of the existing issued share capital of the Company be and is hereby renewed until the next Annual General Meeting."

SPECIAL RESOLUTION

"That the revised articles tabled at this Meeting and signed by the Chairman thereof for the purposes of identification be and they are hereby adopted as the new Articles of Association of the Company."

Dated the 25th day of April 1990.

H. C. LEE
Chairman

 HYSAN DEVELOPMENT COMPANY LIMITED

Directors:
Hon Chiu LEE (Chairman & Managing Director)
Sir Quo-Wei LEE (Deputy Chairman)
Sir David AKERS-JONES
Fa-Kuang HU
Michael JEBSEN
Per JORGENSEN
KWOK Tak Seng
Chien LEE
Peter Ting Chang LEE
Michael Tze Hau LEE
Ian Robert Anderson MacCALLUM
Geoffrey Meou Tsen YEH

Registered Office:
37th Floor, Hennessy Centre,
500 Hennessy Road, Hong Kong.

TO THE SHAREHOLDERS

14th March 1990

Dear Sir or Madam,

In order to comply with Appendix 3 of the new Listing Rules of the Stock Exchange of Hong Kong Limited Notice is hereby given that at the Annual General Meeting to be held on 25th April 1990 a special resolution will be proposed to amend the Articles of Association of the Company as follows:–

a. Article 34

By the addition of the words "but such member shall not be entitled to participate in respect of any dividend subsequently declared" after the words "agree upon" in the seventh line.

In compliance with rule 3(1) of Appendix 3

b. Article 105 1(b)

By the deletion in its entirety and substitution therefor the following as the new Article 105 1(b).

In compliance with rule 4(1) of Appendix 3

"*A director shall not vote in respect of any such contract or arrangement in which he is* interested and if he does so his vote shall not be counted nor shall he be counted in the quorum present at such meeting but neither of these prohibitions shall apply to:–

(i) the giving of any security or indemnity either:–
 (aa) to the director in respect of money lent or obligations incurred by him at the request of or for the benefit of the Company; or
 (bb) to a third party in respect of a debt or obligation of the Company for which the director has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(ii) any proposal concerning an offer of shares or debentures or other securities of or by the Company for subscription or purchase where the director is or is to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iii) any proposal concerning any other company in which the director is interested, directly or indirectly, whether as an officer or shareholder, provided that he, together with any of his associates, is not beneficially interested in five per cent or more of the issued shares of any class of such company or of the voting rights;

(iv) any proposal concerning the adoption, modification or operation of any employees' share scheme under which he may benefit.

c. Article 120

By the deletion of the word "ordinary" in the first line and substitution therefor of the word "special".

In compliance with rule 4(3) of Appendix 3

d. Article 159(b)

By the deletion of the word "fourteen" in the eighth line and substitution therefor of the word "twenty-one".

In compliance with rule 5 of Appendix 3

Yours faithfully,

H. C. Lee
Chairman & Managing Director

No. 21779

THE COMPANIES ORDINANCE (CHAPTER 32)

ORDINARY RESOLUTIONS

&

SPECIAL RESOLUTION

OF

HYSAN DEVELOPMENT COMPANY LIMITED

Passed on the 25th day of April 1988

At an Annual General Meeting of shareholders of the Company duly convened and held in the Caroline Room of Lee Gardens Hotel, Hong Kong on Monday, 25th April 1988 at 12:00 noon, the following Ordinary and Special resolutions were duly passed

ORDINARY RESOLUTIONS

(a) That the authorised share capital of the Company be increased from HK$4,500 million divided into 4,500 million ordinary shares of HK$1.00 each to HK$5,000 million by the creation of 500 million additional ordinary shares of HK$1.00 each.

(b) That a general mandate unconditionally given to Directors to issue and dispose of additional shares not exceeding ten percent of the existing issued share capital of the Company be and is hereby renewed until the next Annual General Meeting.

SPECIAL RESOLUTION

(c) That Article 35 of the Company's Articles of Association be and is hereby amended by the deletion in its entirety of Article 35 and the substitution therefor of the following as new Article 35:

"All transfers of shares may be effected by transfer in writing in the usual common form or in such other form as the Directors may accept and may be under hand only. In the case of a corporate transferor or transferee, the transfer may be executed by such mechanical form of signature as the Board may approve in the case of any particular company subject to such conditions as the Board may think fit to impose. All instruments of transfer must be left at the registered office or at such other place as the Directors may appoint."

Dated the 25th day of April 1988

J. S. LEE
Chairman

THE COMPANIES ORDINANCE (CHAPTER 32)

ORDINARY RESOLUTIONS

OF

HYSAN DEVELOPMENT COMPANY LIMITED

Passed on the 27th day of April, 1987.

At an Annual General Meeting of shareholders of the Company duly convened and held in the Caroline Room of Lee Gardens Hotel, Hong Kong on Monday, 27th April 1987 at 12:00 noon, the following resolutions were duly passed:—

ORDINARY RESOLUTIONS

(a) "That the authorised share capital of the Company be increased from HK$4,000 million divided into 4,000 million ordinary shares of HK$1.00 each to HK$4,500 million by the creation of 500 million additional ordinary shares of HK$1.00 each."

(b) "That a general mandate unconditionally given to Directors to issue and dispose of additional shares not exceeding ten percent of the existing issued share capital of the Company be and is hereby renewed until the next Annual General Meeting."

Dated the 27th day of April, 1987.

J. S. LEE
Chairman

No. 21779

(COPY)

CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

Whereas HENNESSY DEVELOPMENT COMPANY LIMITED was incorporated in Hong Kong as a limited company under the Companies Ordinance on the Twentieth day of October 1970;

And whereas by special resolution of the Company and with the approval of the Registrar of Companies, it has changed its name;

Now therefore I hereby certify that the Company is a limited company incorporated under the name of HYSAN DEVELOPMENT COMPANY LIMITED 希慎興業有限公司.

GIVEN under my hand this Twenty-fourth day of August One Thousand Nine Hundred and Eighty-one.

(sd.) LAI MING CHI

....

for Registrar of Companies,
Hong Kong

No. 21779

(COPY)

CERTIFICATE OF INCORPORATION

I HEREBY CERTIFY that

HENNESSY DEVELOPMENT COMPANY LIMITED

is this day incorporated in Hong Kong under the Companies Ordinance, and that this company is limited.

Given under my hand this Twentieth day of October One Thousand Nine Hundred and Seventy.

(sd.) SHAM FAI

....

for *Registrar of Companies, Hong Kong*

THE COMPANIES ORDINANCE (CHAPTER 32)

Public Company Limited by Shares

MEMORANDUM OF ASSOCIATION

OF

HYSAN DEVELOPMENT COMPANY LIMITED
希慎興業有限公司

1. The name of the Company is "HYSAN DEVELOPMENT COMPANY LIMITED 希慎興業有限公司".

2. The registered office of the Company shall be situated in Hong Kong.

3. The objects for which the Company is established are to carry on any or all of the following businesses in any part of the world:-

   (a) To acquire by purchase, lease, exchange, hire or otherwise, for investment or resale, and to traffic in land and house and other property of any tenure and any interest therein in any country of the world; and to erect, construct, demolish, rebuild, enlarge, alter and improve houses, buildings or works of every description thereon or on any other lands or property, and to convert and appropriate any such land into and for roads, streets, squares, gardens and pleasure grounds and other conveniences; and to make advances upon the security of land or house or other property or any interest therein, and generally to deal in, traffic by way of sale, lease, exchange or otherwise land and house property and any other property whether real or personal; and to undertake or direct the management of the land and house an property of any tenure of any persons, whether members of the Company or not, in the capacity of stewards or receivers or otherwise.

   (b) To carry on all or any of the businesses of manufacturers, repairers, exporters, importers and distributors of and dealers in articles, goods, produce, merchandise and commodities of all kinds, retail and wholesale merchants, traders, commission agents, general merchants, factors, commission and insurance brokers, shippers, store-keepers and manufacturers' representatives and commercial, financial property and general agents, and to carry on and undertake any business transaction or operation commonly carried on by financiers, concessionaires and capitalists, and to carry on any other business incidental to or arising out of such business or any of them.

   To carry on business

   (c) To buy, sell, manufacture, repair, alter and exchange, let on hire, import, export and deal in all kinds of articles and things which may be required for the purposes of any of the said businesses or commonly supplied or dealt in by persons engaged in any such businesses or which may seem capable of being profitably dealt with in connection with any of the said businesses and to

   To deal in commodities

receive goods, money valuables and materials of all kinds on deposit for safe custody.

(d) To purchase, build, sell, charter, affreight, hire and let out on hire or for chartering or affreightment and otherwise to obtain or give possession of, use and dispose of and employ or turn to account for the benefit of the Company tank steamers, ships, lighters, barges, boats, hovercraft, aircraft and other vessels and craft of all kinds, locomotives, wagons, tank cars and other rolling stock, motor vehicles and aeroplanes and otherwise to provide for the conveyance of movable property of all kinds by land, sea or air and to purchase or otherwise acquire any shares or interests in any of the above.

To acquire all forms of transport

(e) To act as director, secretary, manager, agent or managing agent of any person, business or body corporate and for these purposes to accept powers of attorney or service or managerial agreements with or without powers of delegation.

To act as Director of other companies

(f) To take part in the formation, management, supervision or control of the business or operations of any company or undertaking and for that purpose to appoint and remunerate any directors, accountants or other experts or agents and to promote manage and carry on any investment until or other trust or pool (whether fixed or flexible or a combination thereof).

To promote companies

(g) To acquire by purchase, licence or otherwise to apply for and obtain and to exercise and use or to grant licences to others to exercise and use in any part of the world patents, patent rights, copyrights, registered designs, unregistered designs, trade mark protection or the like of any kind or description likely to benefit the Company in its business and to disclaim, alter or modify the same.

To acquire patents, copyrights, etc.

(h) To amalgamate or enter into partnership or joint adventure with any person or company carrying on any businesses or having any objects similar to or kindred with any of the businesses or objects of the Company and to make and carry into effect arrangements regarding the purchase or sale of commodities and the price thereof, the employment regulation and remuneration of workmen, and the sharing of profits, union of interests or co-operation either in whole or in part with any such person or company and that in such manner and on such terms and conditions as may be found expedient.

To amalgamate

(i) To subscribe for, take, purchase or otherwise acquire and hold stock, shares, debentures, debenture stocks, bonds or other interests in or securities of any other company or of any government, association, institution, authority bank or otherwise whether at home or abroad.

To acquire stocks and shares

(j) To invest, lend and deal with money of the Company not immediately required in such manner as from time to time may be determined.

To invest or lend money

(j)(a) To enter into, sell, or otherwise deal in, and to carry on the business of entering into, selling, purchasing or otherwise dealing in swap, forward rate, futures, option and all other kinds of interest, currency exchange or other interest risk management, rate protection, exchange transactions or contracts for differences of any nature or description and any other transactions which have an equivalent or similar economic effect.

To deal in swaps

[3(j) and 3(j)(a) - as amended by a special resolution passed on 9th September 1991]

(k) To draw, accept, make endorse, discount and negotiate bills of exchange and promissory notes and other negotiable instruments.

To draw bills

(l) To receive money on deposit or loan with or without interest thereon and to borrow or raise money in such manner as the Company shall think fit, and in particular by the issue of debentures or debenture stock, perpetual or otherwise, and to secure the repayment of any money borrowed, raised or owing by mortgage, charge or lien upon all or any of the property or assets of the Company both present and future, including its uncalled capital, and also by a similar mortgage, charge or lien to secure and guarantee the performance by the Company or any other person, firm or company or any obligation undertaken by the Company or any other person, firm or company as the case may be.

To borrow money

(m) To lend and advance money or give credit to such persons or companies and on such terms as may seem expedient, and in particular to customers and others having dealings with the Company, and to guarantee the performance of any contract or obligation and the payment of money of or by any such persons or companies, and generally to give guarantees and indemnities.

To give guarantees and indemnities

(n) To accept stock or shares in, or debentures, mortgage debentures, or other securities of, any other company in payment or part payment for any services rendered, or for any sale made to, or for any debt due by, any such company.

To accept stocks or shares in payment

(o) To purchase or otherwise acquire all or any part of the business, property and liabilities of any company, society, partnership or person, and to conduct and carry on or liquidate and wind up any such business.

To acquire companies

(p) To purchase take on lease or otherwise acquire, erect, maintain, reconstruct, and adapt any estates, lands, buildings, offices, workshops, mills, plant, machinery, and other things found necessary or convenient for the purposes of the Company and to sell, let on lease, or otherwise dispose of or grant rights over the same.

To acquire or erect buildings

(q) To sell, improve, manage, develop, lease, mortgage, dispose of turn to account or otherwise deal with all or any part of the property and rights of the Company, and in particular to develop and turn to account any timber lumber mines or mineral rights which the Company may hold or acquire.

To develop property

(r) To employ experts to investigate and examine into the condition prospects value character and circumstances of any business concern and undertaking and generally of any assets property or rights.

To employ experts

(s) To carry on any other trade or business or to do any other act or thing whatsoever which can in the opinion of the Board of Directors be advantageously carried on by the Company.

To carry on any business

(t) To establish agencies or branches anywhere outside Hong Kong and to regulate and discontinue the same.

To establish branches

(u) To do all or any of the matters hereby authorised, either alone, or in conjunction with, or as factors, trustees, or agents, for any other companies or persons, or by or through any factors, trustees or agents.

To act through or as agents

(v) To give pensions or gratuities to any person (including Directors and other officers) who are or have been in the employment or service in any capacity of the Company or of any subsidiary or associated company or of the predecessors in business of the Company or the wives widows relations connections and dependants of any such persons and to establish or support or aid in the establishment or support of associations institutions clubs funds and trusts which may be considered calculated to benefit any such persons or otherwise advance the interests of the Company or its members.

To provide for welfare of employees

(w) To support or subscribe to any association institution or other body whose objects are such as are calculated to promote the interests or maintain the status of the Company whether such associations are trade associations or otherwise and to subscribe or guarantee money for any national educational scientific literary religions charitable or benevolent object or for any exhibitions or for any public general or useful object and to support public or private benefactions.

To assist charities

(x) To distribute in specie or otherwise as may be received any assets of the Company among its members, and particularly the shares, debentures, or other securities of any other company formed to take over the whole or any part of the assets or liabilities of this Company.

To distribute assets in specie

(y) To increase or reduce the capital of the Company.

To increase or reduce capital

(z) To do all such other things as may be deemed incidental or conducive to the attainment of the above objects or any of them.

To do all things incidental

And it is hereby declared that

(i) the word "company" in this clause, except where used in reference to this Company, shall be deemed to include any partnership or other body of persons whether corporate or incorporate, and whether domiciled in Hong Kong or elsewhere, and

Definition of company

(ii) the objects specified in each of the paragraphs of this clause shall be regarded as independent objects, and accordingly shall in no wise be limited or restricted (except where otherwise expressed in such paragraphs) by reference to or inference from the terms of any other paragraph (or the name of the Company), but may be carried out in as full and ample a manner and construed in as wide a sense as if each of the said paragraphs defined the objects of a separate and distinct company.

Construction of objects

4. The liability of the members is limited.

Liability

5. The capital of the Company is HK$4,000,000,000.00 Hong Kong Currency divided into 3,125,000,000 ordinary shares of HK$1.00 each and 875,000,000 deferred ordinary shares of HK$1.00 each with power to increase the same and to issue any of the shares in the capital original or increased with or subject to any preferential special, or qualified rights or conditions as regards dividends, repayment of capital, voting or otherwise. (subsequent amendments: see Notes below)

Capital

Notes:

- Pursuant to Article 3(c) of the Articles of Association, 875,000,000 deferred ordinary shares had been automatically re-designated as ordinary shares on 31st July 1984;

- By an ordinary resolution passed on 27th April 1987, the authorised share capital was increased to HK$4,500,000,000 by creation of 500,000,000 additional ordinary shares of HK$1.00 each;

- By an ordinary resolution passed on 25th April 1988, the authorised share capital was increased to HK$5,000,000,000 by creation of 500,000,000 additional ordinary shares of HK$1.00 each;

- By an ordinary resolution passed on 29th April 1991, the then issued and unissued shares of HK$1.00 each were consolidated on the basis of every 5 shares of HK$1.00 each into 1 ordinary share of HK$5.00 each;

- By an ordinary resolution passed on 21st April 1993, the authorised share capital was increased to HK$5,750,000,000 by creation of 150,000,000 additional ordinary shares of HK$5.00 each;

- By an ordinary resolution passed on 22nd April 1994, the authorised share capital was increased to HK$6,250,000,000 by creation of 100,000,000 additional ordinary shares of HK$5.00 each;

- By an ordinary resolution passed on 30th April 1996, the authorised share capital was increased to HK$7,250,000,000 by creation of 200,000,000 additional ordinary shares of HK$5.00 each.

WE, the several persons, whose names, addresses and descriptions are hereto subscribed, are desirous of being formed into a Company in pursuance of this Memorandum of Association, and we respectively agree to take the number of shares in the capital of the Company set opposite to our respective name:-

Names, Addresses and Descriptions of Subscribers	Number of Shares taken by each Subscriber
R.C. LEE Penthouse, Tower Court, Hysan Avenue, Hong Kong. Company Director.	One
J.S. LEE 74 Kennedy Road, Hong Kong. Company Director.	One
Total Number of Shares Taken ...	Two

Dated this 6th day of October, 1970.

WITNESS to the above signatures:-

(Sd.) ELLA CHEONG
Solicitor,
Hong Kong

THE COMPANIES ORDINANCE (CHAPTER 32)

Public Company Limited by Shares

NEW ARTICLES OF ASSOCIATION

(As adopted by a Special Resolution passed on 26th August 1981 and including all subsequent amendments up to 9th May 2006)

OF

HYSAN DEVELOPMENT COMPANY LIMITED
希慎興業有限公司

Table A

1. No regulations or articles set out in any schedule to any Ordinance concerning companies shall apply to the Company, but the following shall be the Articles of the Company. — *Other Regulations excluded*

Interpretation

2. The marginal notes to these Articles shall not affect the construction hereof and in the interpretation and construction of these Articles unless there be something in the subject or context inconsistent therewith:- — *Marginal notes not to affect construction*

Term	Meaning	Marginal note
"Hong Kong"	means the Hong Kong Special Administrative Region of the People's Republic of China;	Hong Kong
"associate(s)"	shall have the same meaning as defined in the Listing Rules;	Associate(s)
"The Company" or "this Company"	shall mean Hysan Development Company Limited;	The Company
"Companies Ordinance" or "the Ordinance"	means the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) and any amendments thereto for the time being in force and includes every other ordinance incorporated therewith or substituted therefor;	Companies Ordinance
"communication"	includes a communication comprising sounds or images or both and a communication effecting a payment;	Communication

"electronic communciation"	a communication transmitted (whether from one person to another, from one device to another or from a person to a device or vice versa) by means of a telecommunications system (within the meaning of the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong)) or by other means but while in an electronic form;	Electronic Communciation
"legislation"	means applicable laws, rules and regulations (including the Listing Rules) from time to time;	Legislation
"Listing Rules"	means the relevant rules or regualtions governing the listing of securities on the Relevant Exchanges from time to time;	Listing Rules
"Relevant Exchanges"	means those exchanges on which the relevant securities of the Company are being listed from time to time;	Relevant Exchanges
"these Articles" or "these presents"	shall mean the present Articles of Association and all supplementary, amended or substituted articles for the time being in force;	These Presents
"special resolution"	shall have the meaning assigned thereto in the Companies Ordinance;	Special Resolution
"registered office"	shall mean the registered office from time to time of the Company;	Registered Office
"capital"	shall mean the share capital from time to time of the Company;	Capital
"share"	means share in the capital of the Company and includes stock except where a distinction between stock and shares is expressed or implied;	Share
"shareholders" or "members"	shall mean the duly registered holders from time to time of the shares in the capital of the Company;	Shareholders Members
"the register"	means the register of members to be kept pursuant to the provisions of the Companies Ordinance;	The Register
"Directors" or "Board"	shall mean the Directors from time to time of the Company or (as the context may require) the majority of Directors present and voting at a meeting of Directors;	Directors Board
"Secretary"	shall mean the person or Corporation for the time being performing the duties of that office;	Secretary
"Auditors"	shall mean the persons for the time being performing the duties of that office;	Auditors

"the Chairman"	shall mean the Chairman presiding at any meeting of members or of the Board of Directors;	Chairman
"seal"	shall mean the common seal from time to time of the Company;	Seal
"dividend"	includes bonus;	Dividend
"dollars"	shall mean dollars legally current in Hong Kong;	Dollars
"month"	shall mean a calendar month;	Month
"year"	shall mean year from the 1st January to the 31st December inclusive; and	Year
"writing" or "printing"	shall include writing, printing, lithography, photography, typewriting and every other mode of representing words or figures in a visible form;	Writing

Words in Ordinance to bear same meaning in articles

Words denoting the singular shall include the plural.

Words denoting the plural shall include the singular.

Words referring to males shall include females.

Words importing the masculine gender shall include the feminine gender.

Words importing persons shall include companies and corporations.

Subject as aforesaid any words defined in the Ordinance shall if not inconsistent with the subject and/or context bear the same meaning in these Articles.

Share Capital and Modification of Rights

Capital

3. (a) The share capital of the Company at the date of the adoption of these Articles has been conditionally increased to HK$4,000,000,000.00 divided into 3,125,000,000 Ordinary Shares of HK$1.00 each and 875,000,000 Deferred Ordinary Shares of HK$1.00 each (subsequent amendments: see Notes below)

Notes:

- Pursuant to Article 3(c) of the Articles of Association, 875,000,000 deferred ordinary shares had been automatically re-designated as ordinary shares on 31st July 1984;
- By an ordinary resolution passed on 27th April 1987, the authorised share capital was increased to HK$4,500,000,000 by creation of 500,000,000 additional ordinary shares of HK$1.00 each;
- By an ordinary resolution passed on 25th April 1988, the authorised share capital was increased to HK$5,000,000,000 by creation of 500,000,000 additional ordinary shares of HK$1.00 each;
- By an ordinary resolution passed on 29th April 1991, the then issued and unissued shares of HK$1.00 each were consolidated on the basis of every 5 shares of HK$1.00 each into 1 ordinary share of HK$5.00 each;
- By an ordinary resolution passed on 21st April 1993, the authorised share capital was increased to HK$5,750,000,000 by creation of 150,000,000 additional ordinary shares of HK$5.00 each;
- By an ordinary resolution passed on 22nd April 1994, the authorised share capital was increased to HK$6,250,000,000 by creation of 100,000,000 additional ordinary shares of HK$5.00 each;
- By an ordinary resolution passed on 30th April 1996, the authorised share capital was increased to HK$7,250,000,000 by creation of 200,000,000 additional ordinary shares of HK$5.00 each.

(b) Up to and including 31st July, 1984 the Deferred Ordinary Shares shall rank pari passu as from their date(s) of issue with the Ordinary Shares in all respects save that:-

(i) the Deferred Ordinary Shares shall not carry the right to receive any dividend or dividends which may be paid or declared on the Ordinary share capital of the Company in respect of any financial period ending on or before 31st December, 1983; and

(ii) for the purpose of any capitalisation of profits and reserves pursuant to Article 140 of these Articles the holders of the Deferred Ordinary Shares shall be deemed to be entitled to dividends pari passu with the Ordinary Shares provided that if any Ordinary Shares are allotted and distributed credited as fully paid pursuant to that Article there shall be allotted and distributed to the holders of the Deferred Ordinary Shares, in lieu of such Ordinary Shares, Deferred Ordinary Shares, credited as fully paid, ranking pari passu in all respects with the Deferred Ordinary Shares (and for this purpose an appropriate number of unissued Ordinary Shares shall be redesignated as Deferred Ordinary Shares and the provisions of Article 3(a) shall be deemed to be amended accordingly to take account thereof).

(c) On 31st July, 1984 the said Deferred Ordinary Shares shall be automatically redesignated as Ordinary Shares and shall thereafter rank pari passu in all respects and form one class with the Ordinary Shares (and the provisions of Article 3(a) shall be deemed to be amended accordingly to take account thereof).

Issue of shares

(d) Without prejudice to any special rights previously conferred on the holders of any shares or class of shares already issued (which special rights shall not be modified or abrogated except with such consent or sanction as is provided by the next following Article) any share in the Company (whether forming part of the original capital or not) may be issued with such preferred, deferred, or other special rights, or such restrictions, whether in regard to dividend, return of capital, voting or otherwise, as the Company may from time to time by ordinary resolution direct, or, failing such direction, as the Board shall by resolution determine.

(e) Subject to the provisions of the Ordinance the Company may issue preference shares which are, or which at the option of the Company are liable, to be redeemed, on such terms and in such manner as the Company before the issue thereof may by special resolution determine.

(f) The Directors may issue warrants to subscribe for any class of shares or securities of the Company on such terms as they may from time to time determine.

How rights of shares may be modified

4. (a) Subject to the provisions of the Ordinance, all or any of the rights or privileges for the time being attached to any share or class of shares may, be varied or abrogated either with the consent in writing of the holders of not less than three-fourths of the issued shares of the class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class (but not otherwise) and may be so varied or abrogated either whilst the Company is a going concern or during or in contemplation of a

winding up. To every such separate meeting all the provisions of these presents relating to general meetings of the Company and to the proceedings thereat shall mutatis mutandis apply except that the necessary quorum shall be persons at least holding or representing by proxy one-third in nominal amount of the capital paid up on the issued shares of the class (but so that if at any adjourned meeting a quorum as above defined is not present, any two holders of shares of the class present in person or by proxy shall be a quorum) and that any holder of shares of the class present in person or by proxy may demand a poll and that every such holder shall on a poll have one vote for every share of the class held by him.

(b) The special rights attached to any class of shares having preferential rights shall not unless otherwise expressly provided by the terms of issue thereof be deemed to be varied by the creation or issue of further shares ranking as regards participation in profits or assets of the Company in some or all respects pari passu therewith but in no respect in priority thereto.

Shares and Increase of Capital

5. The Company may, at any time, exercise any right or power subject to and in accordance with the Companies Ordinance and/or any other applicable ordinance or act or any amendments, alterations or modifications thereof from time to time, to acquire shares in the Company or give direct or indirect financial assistance to any person for the purpose of acquiring shares in the Company before or at the same time as the acquisition takes place.

Company to finance purchase of its own shares

[as amended by a special resolution passed on 9th September 1991]

6. The Company in general meeting may from time to time, whether all the shares for the time being authorised shall have been issued or all the shares for the time being issued shall have been fully paid up or not, by ordinary resolution increase its share capital by the creation of new shares, such new capital to be of such amount and to be divided into shares of such respective amounts as the resolution shall prescribe.

Power to increase capital

7. Any new shares shall be issued upon such terms and conditions, and with such rights and privileges annexed thereto as the general meeting resolving upon the creation thereof shall direct, and if no direction be given, as the Directors shall determine; and in particular such shares may be issued with a preferential or qualified right to dividends, and in the distribution of assets of the Company, and with a special or without any right of voting.

On what conditions new shares may be issued

8. The Company may by ordinary resolution, before the issue of any new shares, determine that the same, or any of them, shall be offered in the first instance, and either at par or at a premium, to all the then members or any class thereof in proportion as nearly as may be to the amount of the capital held by them, or make any other provisions as to the issue and allotment of the new shares, but, in default of any such determination, or so far as the same shall not extend, the new shares may be dealt with as if they formed part of the shares in the capital of the Company existing prior to the issue of the new shares.

When to be offered to existing members

9. Except so far as otherwise provided by the conditions of issue, or by these Articles, any capital raised by the creation of new shares, shall form part of the original capital of the Company, and such shares shall be subject to the provisions contained in these Articles with reference to the payment of calls, and instalments, transfer and transmission, forfeiture, lien, cancellation, surrender, voting and otherwise.

New shares to form part of original capital

10. Subject to the provision of the Ordinance and of these Articles relating to new shares, all unissued shares in the Company shall be at the disposal of the Board, which may allot, grant options over, or otherwise dispose of them to such persons (including any Director), at such times, and on such terms as it shall in its absolute discretion think fit, but so that no shares shall be issued at a discount, except in accordance with the provisions of the Ordinance.

Shares at the disposal of the Board

11. The Company may at any time pay a commission not exceeding ten per cent. to any person for subscribing or agreeing to subscribe (whether absolutely or conditionally) for any shares in the Company, or procuring or agreeing to procure subscriptions (whether absolute or conditional) for any shares in the Company, but so that if the commission shall be paid or payable out of capital, the conditions and requirements of the Ordinance shall be observed and complied with, and the commission shall not exceed ten per cent., in each case on the price at which the shares are issued.

Company may pay commission

12. If any shares of the Company are issued for the purpose of raising money to defray the expenses of the construction of any works or buildings, or the provision of any plant which cannot be made profitable for a lengthened period, the Company may pay interest on so much of such share capital as is for the time being paid up for the period and subject to the conditions and restrictions mentioned in the Ordinance, and may charge the sum so paid by way of interest to capital as part of the cost of construction of the works or buildings, or the provision of plant.

Power to charge interest to capital

13. Except as otherwise expressly provided by these Articles or as required by law or as ordered by a court of competent jurisdiction, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

Company not to recognise trusts in respect of shares

Register of Members and Share Certificates

14. The Directors shall cause to be kept a register of the members, and there shall be entered therein the particulars required under the Companies Ordinance, or any amendment thereto.

Share register

15. Every person whose name is entered as a member in the register shall be entitled without payment to receive within two months after allotment or lodgment of transfer (or within such other period as the conditions of issue shall provide) one certificate for all his shares or several certificates each for one or more of his shares upon payment of such sum not exceeding the maximum amount prescribed from time to time by the Relevant Exchanges for every certificate after the first or such lesser sum as the Directors shall from time to time determine: Provided that in respect of a share or shares held jointly by several persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all such holders.

Share certificates

[as amended by a special resolution passed on 11th May 2004]

16. Every certificate for shares or debentures or representing any other form of security of the Company shall be issued under the seal in accordance with Article 135 of these Articles.

Certificate of shares

17. Every share certificate hereafter issued shall specify the number of shares in respect of which it is issued and the amount paid thereon, and may otherwise be in such form as the Directors may from time to time prescribe. A member requiring more than one certificate in respect of his shares shall pay such sum not exceeding the maximum amount prescribed from time to time by the Relevant Exchanges for each additional certificate after the first.

Every certificate to specify number of shares

[as amended by a special resolution passed on 11th May 2004]

18. If any share shall stand in the names of two or more persons the person first named in the Register shall as regards services of notices and subject to the provisions of these Articles all or any other matters connected with the Company, except the transfer of the share, be deemed the sole holder thereof.

Joint holders

19. If a share certificate be worn out or defaced, then, upon production thereof to the Directors, they may order the same to be cancelled, and may issue a new certificate in lieu thereof on payment of a fee of such sum not exceeding the maximum amount prescribed from time to time by the Relevant Exchanges; and if a share certificate be lost or destroyed, it may be replaced on payment of a fee of such sum not exceeding the maximum amount prescribed from time to time by the Relevant Exchanges and on such other terms and conditions as the Directors think fit.

Replacement of share certificates

[as amended by a special resolution passed on 11th May 2004]

Lien

20. The Company shall have a first and paramount lien on every share (not being a fully paid up share) for all moneys, whether presently payable or not, called or payable at a fixed time in respect of such share; and the Company shall also have a first and paramount lien and charge on all shares (other than fully paid up shares) standing registered in the name of a single member for all the debts and liabilities of such member or his estate to the Company and whether the same shall have been incurred before or after notice to the Company of any equitable or other interest in any person other than such member, and whether the period for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such member or his estate and any other person, whether a member of the Company or not. The Company's lien (if any) on a share shall extend to all dividends payable thereon. The Directors may resolve that any share shall for some specified period be exempt wholly or partially from the provisions of this Clause.

Company's lien

21. The Company may sell, in such manner as the Directors think fit, any shares on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged, nor until the expiration of fourteen days after a notice in writing, stating and demanding payment of the sum presently payable or specifying the liability or engagement and demanding fulfillment or discharge thereof and giving notice of intention to sell in default shall have been given to the holder for the time being of the shares or the person entitled by reason of his death or bankruptcy to the shares.

Sale of shares subject to lien

22. The net proceeds of such sale after the payment of the costs of such sale shall be applied in or towards payment or satisfaction of the debt or liability or engagement in respect whereof the lien exists, so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the shares prior to the sale) be paid to the person entitled to the shares at the time of the sale. For giving effect to any such sale, the Directors may authorise some person to transfer the shares sold to the purchaser and may enter the

Application of proceeds of such sale

purchaser's name in the register as holder of the shares, and the purchaser shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

Calls on Shares

23. The Directors may from time to time make such calls as they may think fit upon the members in respect of all monies unpaid on the shares held by them respectively and not by the conditions of allotment thereof made payable at fixed times. A call may be made payable either in one sum or by instalments.

Calls

24. Fourteen days' notice at least of any call shall be given specifying the time and place of payment and to whom such call shall be paid. A copy of such notice shall be sent to members in the manner in which notices may be sent to members by the Company as herein provided.

Notice of call

25. Every member upon whom a call is made shall pay the amount of every call so made on him to the person and at the time or times and place or places as the Directors shall appoint.

Every member liable to pay call at appointed time and place

26. Notice of the person appointed to receive payment of every call and of the times and places appointed for payment may be given to the members by notice to be inserted once in at least one leading local English language daily newspaper and one leading local Chinese language daily newspaper.

Notice of call may be advertised

27. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

When a call deemed to have been made

28. The joint holders of a share shall be severally as well as jointly liable for the payment of all calls and instalments due in respect of such share or other moneys due in respect thereof.

Liability of joint holders

29. The Directors may from time to time at their discretion extend the time fixed for any call, and may extend such time as to all or any of the members, who from residence outside Hong Kong or other cause the Directors may deem entitled to any such extension but no member shall be entitled to any such extension except as a matter of grace and favour.

Board may extend time fixed for call

30. If the sum payable in respect of any call or instalment be not paid on or before the day appointed for payment thereof, the person or persons from whom the sum is due shall pay interest for the same at such rate not exceeding ten per cent. per annum as the Board shall fix from the day appointed for the payment thereof to the time of the actual payment, but the Board may waive payment of such interest wholly or in part.

Interest on unpaid calls

31. No member shall be entitled to receive any dividend or to be present and vote at any general meeting either personally or (save as proxy for another member) by proxy, or be reckoned in a quorum, or to exercise any other privilege as a member until all calls or other sums due by him to the Company, whether alone or jointly with any other person, together with interest and expenses (if any) shall have been paid.

Suspension of privileges while call unpaid

32. On the trial or hearing of any action or other proceedings for the recovery of any money due for any call, it shall be sufficient to prove that the name of the member sued is entered in the Register as the holder, or one of the holders, of the shares in respect of which such debt accrued; that the resolution making the call is duly recorded in the minute book; and that notice of such call was duly given to the member sued, in pursuance of these Articles; and it shall not be necessary to prove the appointment of the Directors who made such call, nor any other matters whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt.

Evidence in action for call

33. Any sum which by the terms of allotment of a share is made payable upon allotment, or at any fixed date, whether on account of the nominal value of the share and/or by way of premium, shall for all purposes of these Articles be deemed to be a call duly made and payable on the date fixed for payment, and in case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture and the like, shall apply as if such sums had become payable by virtue of a call duly made and notified.

Sums payable on allotment deemed a call

34. The Directors may, if they think fit, receive from any member willing to advance the same, and either in money or money's worth, all or any part of the money uncalled and unpaid upon any shares held by him, and upon all or any of the moneys so advanced the Company may pay interest at such rate as the member paying such sum in advance and the Directors agree upon but such member shall not be entitled to participate in respect of any dividend subsequently declared. The Directors may at any time repay the amount so advanced upon giving to such member not less than three months' notice in writing of their intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced.

Payment of calls in advance

[as amended by a special resolution passed on 25th April 1990]

Transfer of Shares

35. All transfers of shares may be effected by transfer in writing in the usual common form or in such other form as the Directors may accept and may be under hand only. In the case of a corporate transferor or transferee, the transfer may be executed by such mechanical form of signature as the Board may approve in the case of any particular company subject to such conditions as the Board may think fit to impose. All instruments of transfer must be left at the registered office or at such other place as the Directors may appoint.

Form of transfer

[as amended by a special resolution passed on 25th April 1988]

36. The instrument of transfer of any share shall be executed by or on behalf of the transferor and transferee, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register in respect thereof. Nothing in these Articles shall preclude the Board from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

Execution of transfer

37. The Board may, in its absolute discretion, and without assigning any reason, refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve, and it may also refuse to register any transfer of any share to more than four joint holders or any transfer of any share (not being a fully paid up share) over which the Company has a lien.

Directors may refuse to register a transfer

38. If the Board shall refuse to register a transfer of any share, it shall, within two months after the date on which the transfer was lodged with the Company, send notices of such refusal, as required by the Ordinance.

Notice of refusal

39. The Directors may also decline to recognise any instrument of transfer unless:-

Requirements as to transfer

[as amended by a special resolution passed on 30th April 1996]

(a) the maximum amounts of registration fee per certificate as prescribed by applicable laws, regulations or rules as prescribed by the designated stock exchange(s) where the Company's shares are listed or such lesser sum as the Directors may from time to time require is paid to the Company in respect thereof;

(b) the instrument of transfer is accompanied by the certificate of the shares to which it relates, and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer;

(c) the instrument of transfer is in respect of only one class of share;

(d) the instrument of transfer is properly stamped.

40. No transfer shall be made to an infant or to a person of unsound mind or under other legal disability.

No transfer to an infant etc.

41. Upon every transfer of shares the certificate held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued without charge to the transferee in respect of the shares transferred to him, and if any of the shares included in the certificate so given up shall be retained by the transferor a new certificate in respect thereof shall be issued to him without charge. The Company shall also retain the transfer.

Certificate of transfer

42. The registration of transfers may be suspended and the register closed at such times and for such periods as the Directors may from time to time determine, provided always that such registration shall not be suspended or the register closed for more than thirty days in any year.

When transfer books and register may be closed

Transmission of Shares

43. In the case of the death of a member, the survivor or survivors where the deceased was a joint holder and the legal personal representatives of the deceased where he was a sole holder, shall be the only persons recognised by the Company as having any title to his interest in the shares; but nothing herein contained shall release the estate of a deceased joint holder (whether sole or joint) from any liability in respect of any share solely or jointly held by him.

Death of registered holder or of joint holder of shares

44. Any person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence as to his title being produced as may from time to time be required by the Directors, and subject as hereinafter provided, either be registered himself as holder of the share or elect to have some person nominated by him registered as the transferee thereof.

Registration of executors and trustees in bankruptcy

45. If the person so becoming entitled shall elect to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to have his nominee registered, he shall testify his election by executing to his nominee a transfer of such share. All the limitations, restrictions and provisions of these presents relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy of the member had not occurred and the notice or transfer were a transfer executed by such member.

Notice of election to be registered

Registration of nominee

46. A person becoming entitled to a share by reason of the death or bankruptcy of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share. However, the Directors may, if they think fit, withhold the payment of any dividend payable or other advantages in respect of such share until such person shall become the registered holder of the share or shall have effectually transferred such share.

Retention of dividends, etc., until transfer or transmission of shares of a deceased or bankrupt member

Forfeiture of Shares

47. If a member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of the call or instalment remains unpaid, without prejudice to the provisions of Article 31 hereof, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and which may still accrue up to the date of payment.

If call or instalment not paid notice may be given

48. The notice shall name a further day (not earlier than the expiration of fourteen days from the date of service of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the shares in respect of which the call was made will be liable to be forfeited.

Form of notice

49. If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share, and not actually paid before the forfeiture.

If notice not complied with, shares may be forfeited

50. Any share so forfeited shall be deemed to be the property of the Company, and may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

Forfeited share to become property of Company

51. A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the shares, together with (if the Directors shall in their discretion so require) interest thereon from the time of forfeiture until payment at such rate not exceeding ten per cent. per annum as the Directors may prescribe, and the Directors may enforce the payment thereof if they think fit, and without any deduction or allowance for the value of the shares, at the time of forfeiture, but his liability shall cease if and when the Company shall have received payment in full of all such money in respect of the shares.

Arrears to be paid notwithstanding forfeiture

52. A statutory declaration in writing that the declarant is a Director or Secretary of the Company, and that a share in the Company has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration, if any, given for the share on any sale or disposition thereof and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of and he shall thereupon be registered as the holder of the share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

Evidence of forfeiture

53. When any share shall have been forfeited, notice of the resolution shall be given to the member in whose name it stood immediately prior to the forfeiture, and an entry of the forfeiture, with the date thereof, shall forthwith be made in the register.

Notice after forfeiture

54. Notwithstanding any such forfeiture as aforesaid the Directors may at any time, before any shares so forfeited shall have been sold re-allotted or otherwise disposed of, permit the share forfeited to be redeemed upon the terms of payment of all calls and interest due upon and expenses incurred in respect of the share, and upon such further terms (if any) as they think fit.

Power to redeem forfeited share

55. The forfeiture of a share shall not prejudice the right of the Company to any call already made thereon.

Forfeiture of share not to prejudice any call made

56. The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

Forfeiture for non-payment of any sum due on shares

Stock

57. The Company may by ordinary resolution convert any paid up shares into stock, and may from time to time by like resolution reconvert any stock into paid up shares of any denomination.

Power to convert into stock

58. The holders of stock may transfer the same or any part thereof in the same manner, and subject to the same regulations as and subject to which the shares from which the stock arose might previously to conversion have been transferred, or as near thereto as circumstances admit, but the Directors may from time to time, if they think fit, fix the minimum amount of stock transferable and restrict or forbid the transfer of fractions of that minimum, but so that such minimum shall not exceed the nominal amount of the shares from which the stock arose. No warrants to bearer shall be issued in respect of any stock.

Transfer of stock

59. The holders of stock shall, according to the amount of the stock held by them, have the same rights, privileges and advantages as regards dividends, participation in assets on a winding up, voting at meetings, and other matters, as if they held the shares from which the stock arose, but no such privilege or advantage (except participation in the dividends and profits of the Company) shall be conferred by an amount of stock which would not, if existing in shares, have conferred such privilege or advantage.

Rights of stockholders

60. All of the provisions of these presents as are applicable to paid up shares shall apply to stock, and the words "share" and "shareholder" therein shall include "stock" and "stockholder".

Interpretation

Alteration of Capital

61. (a) The Company may from time to time by Ordinary Resolution:-

Consolidation and division of capital and sub-division and cancellation shares

(i) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares; on any consolidation of fully paid shares into shares of larger amount, the Board may settle any difficulty which may arise as it thinks expedient and in particular (but

without prejudice to the generality of the foregoing) may as between the holders of shares to be consolidated determine which particular shares are to be consolidated into each consolidated share, and if it shall happen that any persons shall become entitled to fractions of a consolidated share or shares, such fractions may be sold by some person appointed by the Board for that purpose and the person so appointed may transfer the shares so sold to the purchaser thereof and the validity of such transfer shall not be questioned, and so that the net proceeds of such sale (after deduction of the expenses of such sale) may either be distributed among the persons who would otherwise be entitled to a fraction or fractions of a consolidated share or shares rateably in accordance with their rights and interests or may be paid to the Company for the Company's benefit;

(ii) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled; and

(iii) sub-divide its shares or any of them into shares of smaller amount than is fixed by the Memorandum of Association, subject nevertheless to the provisions of the Ordinance, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred or other special rights over, or may have such deferred rights or be subject to any such restrictions as compared with, the others as the Company has power to attach to unissued or new shares.

(b) The Company may by special resolution reduce its share capital, any capital redemption reserve fund or any share premium account in any manner authorised and subject to any conditions prescribed by law.

Reduction of capital

Borrowing Powers

62. The Directors may from time to time at their discretion exercise all the powers of the Company to raise or borrow, or to secure the payment of, any sum or sums of money for the purposes of the Company and to mortgage or charge its undertaking, property and uncalled capital or any part thereof.

Power to borrow

63. The Directors may raise or secure the payment or repayment of such sum or sums in such manner and upon such terms and conditions in all respects as they think fit and in particular, by the issue of debentures or debenture stock or other securities of the Company, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Conditions on which money may be borrowed

64. Debentures, debenture stock and other securities may be made assignable free from any equities between the Company and the person to whom the same may be issued.

Assignment

65. Any debentures, debenture stock, bonds or other securities may be issued at a discount, premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meeting of the Company appointment of Directors and otherwise.

Special privileges

66. The Directors shall cause a proper register to be kept, in accordance with the provisions of the Companies Ordinance, of all mortgages and charges specifically affecting the property of the Company and shall duly comply with the requirements of the Companies Ordinance, in regard to the registration of mortgages and charges therein specified and otherwise.

Register of charges to be kept

67. Where any uncalled capital of the Company is charged, all persons taking any subsequent charge thereon shall take the same subject to such prior charge, and shall not be entitled, by notice to the members or otherwise, to obtain priority over such prior charge.

Mortgage of uncalled capital

General Meetings

68. The Company shall in each year hold a general meeting as its annual general meeting in addition to any other meeting in that year and shall specify the meeting as such in the notices calling it; and not more than fifteen months shall elapse between the date of one annual general meeting of the Company and that of the next. The annual general meeting shall be held at such time and place as the Directors shall appoint.

When annual general meeting to be held

69. All general meetings other than annual general meetings shall be called extraordinary general meetings.

Extraordinary general meeting

70. The Directors may, whenever they think fit, convene an extraordinary general meeting, and extraordinary general meetings shall also be convened on requisitions, as provided by the Companies Ordinance, or, in default, may be convened by the requisitionists.

Convening Extraordinary of extraordinary general meetings

71. An annual general meeting and a meeting called for the passing of a special resolution shall be called by 21 days' notice in writing at the least, and a meeting of the Company other than an annual general meeting or a meeting for the passing of a special resolution shall be called by 14 days' notice in writing at the least. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, the day and the hour of meeting and, in case of special business, the general nature of that business, and shall be given, in manner hereinafter mentioned or in such other manner, if any, as may be prescribed by the Company in general meeting, to such persons as are, under these Articles, entitled to receive such notices from the Company.

Notice of meetings

71A. If after the giving of notice of a general meeting but before the meeting is held, or after the adjournment of a general meeting but before the adjourned meeting is held (whether or not notice of the adjourned meeting is required), the Board decides that it is impracticable or unreasonable to hold the meeting at the declared place and/or time, it may change the place and/or postpone the time at which the meeting is to be held. If such a decision is made, the Board may then change the place and/or postpone the time again if it decided that it is reasonable to do so. In either case:

[as added by a special resolution passed on 11th May 2004]

(i) no notice of the meeting need be given, but the Board shall, if practicable, advertise the date, time and place of the meeting in at least one English language and one Chinese language newspaper in general circulation in Hong Kong and shall make arrangements for notices of the change of place and/or postponement to appear at the original place and/or at the original time; and

(ii) notwithstanding Article 90, an instrument of proxy in relation to the meeting may be deposited at any time not less than 48 hours before any new time appointed for holding the meeting.

72. (a) The accidental omission to give any such notice to, or the non-receipt of any such notice by, any person entitled to receive notice shall not invalidate any resolution passed or any proceeding at any such meeting.

As to omission to give notice

(b) In cases where instruments of proxy are sent out with notices, the accidental omission to send such instrument of proxy to, or the non-receipt of such instrument of proxy by, any person entitled to receive notice shall not invalidate any resolution passed or any proceeding at any such meeting.

Proceedings at General Meetings

73. All business shall be deemed special that is transacted at an extraordinary general meeting, and also all business that is transacted at an annual general meeting with the exception of sanctioning dividends, the reading, considering and adopting of the accounts and balance sheet and the reports of the Directors and Auditors and other documents required to be annexed to the balance sheet, the election of Directors and appointment of Auditors and other officers in the place of those retiring, the fixing of the remuneration of the Auditors and the voting of remuneration or extra remuneration to the Directors.

Special business

Business of annual general meeting

74. For all purposes the quorum for a general meeting shall be three members personally present. No business shall be transacted at any general meeting unless the requisite quorum shall be present at the commencement of the business.

Quorum

75. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved, but in any other case it shall stand adjourned to the same day in the next week and at such time and place as shall be decided by the Directors, and if at such adjourned meeting a quorum is not present within half an hour from the time appointed for holding the meeting, the members present in person shall be a quorum and may transact the business for which the meeting was called.

When if quorum not present meeting to be dissolved and when to be adjourned

76. The Chairman of the Directors shall take the chair at every general meeting, or, if there be no such Chairman or, if at any general meeting such Chairman shall not be present within fifteen minutes after the time appointed for holding such meeting, the members present shall choose another Director as Chairman, and if no Director be present, or if all the Directors present decline to take the chair, or if the Chairman chosen shall retire from the chair, then the members present shall choose one of their own number to be a Chairman.

Chairman of general meeting

77. The Chairman may, with the consent of any general meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn any meeting from time to time and from place to place as the meeting shall determine. Whenever a meeting is adjourned for fourteen days or more, at least seven clear days' notice, specifying the place, the day and the hour of the adjourned meeting shall be given in the same manner as in the case of an original meeting but it shall not be necessary to specify in such notice the nature of the business to be transacted at the adjourned meeting. Save as aforesaid, no member shall be entitled to any notice of an adjournment or of the business to be transacted at any adjourned meeting. No business shall be transacted at any adjourned meeting other than the business which might have been transacted at the meeting from which the adjournment took place.

Power to adjourn general meeting, business of adjourned meeting

77A. If it appears to the Chairman that the principal meeting place is inadequate to accommodate all members entitled and wishing to attend, the meeting is duly constituted and its proceedings valid if the Chairman is satisfied that adequate facilities are available to ensure that a member who is unable to be accommodated is able to:

[as added by a special resolution passed on 11th May 2004]

(a) participate in the business for which the meeting has been convened;

(b) hear and see all persons present who speak (whether by use of microphone, loud-speakers, audio-visual communications equipment or otherwise), whether in the meeting place or elsewhere; and

(c) be heard and seen by all other persons so present in the same way.

78. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded:-

What is to be evidence of the passing of a resolution where poll not demanded

(a) by the Chairman; or

(b) in writing by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(c) in writing by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) in writing by a member or members holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll be so demand, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

If:-

(i) any objection shall be raised to the qualification of any voter; or

(ii) any votes have been counted which ought not to have been counted or which might have been rejected; or

(iii) any votes are not counted which ought to have been counted,

the objection or error shall not vitiate the decision of the meeting on any resolution unless the same is raised or pointed out at the meeting or adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the Chairman and shall only vitiate the decision of the meeting on any resolution if the Chairman decides that the same is of sufficient magnitude to vitiate the resolution or may otherwise have affected the

decision of the meeting. The decision of the Chairman on such matters shall be final and conclusive.

79. If a poll is demanded as aforesaid, it shall (subject as provided in the following Article) be taken in such manner (including the use of ballot or voting papers or tickets) and at such time and place, not being more than thirty days from the date of the meeting or adjourned meeting at which the poll was demanded as the Chairman directs. No notice need be given of a poll not taken immediately. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn. A demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. The Chairman of the meeting may (and if so directed by the meeting shall) appoint scrutineers (who need not be members). He may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll.

Poll

[as amended by a special resolution passed on 11th May 2004]

80. Any poll duly demanded on the election of a chairman of a meeting or on any question of adjournment shall be taken at the meeting and without adjournment.

In what case poll taken without adjournment

81. In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

Chairman not to have casting vote

82. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

Business may proceed notwithstanding demand for poll

Votes of Members

83. Subject to any special rights, privileges or restrictions as to voting for the time being attached to any class or classes of shares, at any general meeting on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by proxy or by a representative duly authorised under section 115 of the Ordinance, shall have one vote, and on a poll every member present in person or by proxy or by duly authorised representative shall have one vote for each share of any class of which he is the holder. On a poll a member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way. Where any shareholder is restricted or prohibited from voting or required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution by reason of applicable laws or the Listing Rules, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted.

Votes of members

[as amended by a special resolution passed on 10th May 2005]

84. Any person entitled under Article 44 to transfer any shares may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such shares; provided that forty-eight hours at least before the time of the holding of the meeting or adjourned meeting as the case may be at which he proposes to vote, he shall satisfy the Directors of his right to transfer such shares, or the Directors shall have previously admitted his right to vote at such meeting in respect thereof.

Votes in respect of deceased and bankrupt members

85. Where there are joint registered holders of any share, any one of such persons may vote at any meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto: and if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present whose name stands first on the register in respect of such share, shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any share stands shall for the purposes of this Article be deemed joint holders thereof.

Joint holders

86. A member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, receiver, *curator bonis*, or other person in the nature of a committee, receiver or *curator bonis* appointed by that court, and any such committee, receiver, *curator bonis* or other person may, on a poll, vote by proxy provided that forty-eight hours at least before the time of the holding of the meeting or adjourned meeting as the case may be at which he proposes to vote, he shall satisfy the Directors of his appointment, or the Directors shall have previously admitted his right to vote at such meeting in respect thereof.

Votes of member of unsound mind

[as amended by a special resolution passed on 11th May 2004]

87. (a) Save as herein expressly provided, no person other than a member duly registered and who shall have paid everything for the time being due from him and payable to the Company in respect of his shares shall be entitled to be present or to vote on any question either personally or by proxy, or to be reckoned in a quorum, at any general meeting.

No member entitled to vote, etc. while call due to the Company

(b) No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered, and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the Chairman, whose decision shall be final and conclusive.

88. On a poll votes may be given either personally or by proxy. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

Proxies

89. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal, or under the hand of an officer or attorney duly authorised.

Instrument appointing proxy to be in writing

90. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the registered office, or at such other place as is specified in the notice of meeting or in the instrument of proxy issued by the Company, not less than 48 hours before the time for holding the meeting, or adjourned meeting or poll as the case may be, at which the person named in such instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of twelve months from the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve months from such date.

Appointment of proxy must be deposited

91. Every instrument of proxy, whether for a specified meeting or otherwise, shall be in such form as the Directors shall from time to time or at any time approve.

Form of proxy

92. The instrument appointing a proxy to vote at a general meeting shall: (i) be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit; and (ii) unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

Authority under instrument appointing proxy

93. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or power of attorney or other authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given, provided that no intimation in writing of such death, insanity, revocation or transfer as aforesaid shall have been received by the Company at the registered office, or at such other place as is referred to in Article 90 of these Articles, before the commencement of the meeting or adjourned meeting at which the proxy is used.

When vote by proxy valid though authority revoked

94. (a) Any corporation which is a member of the Company may by resolution of its Directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise it if it were an individual member of the Company.

Corporation acting by representatives at meetings

[as amended by a special resolution passed on 30th April 1997]

(b) Where that member is a recognised clearing house within the meaning of the Securities and Futures Ordinance (Chapter 571) of the Laws of Hong Kong, it may authorise such person or persons as it thinks fit to act as its representative (or representatives) at any general meeting or any meeting of any class of members provided that, if more than one person is so authorised, the authorisation must specify the number and class of shares in respect of which each such person is so authorised. The person so authorised will be entitled to exercise the same power on behalf of the recognised clearing house as that clearing house (or its nominees) could exercise if it were an individual member of the Company.

[as added and amended by special resolutions passed on 30th April 1997 and 11th May 2004]

Registered Office

95. The business of the Company shall be carried on at the registered office of the Company in Hong Kong and at such other place or places as the Directors may deem advisable.

Registered Office

Board of Directors

96. The number of Directors shall not be less than five and there shall be no maximum number.

Constitution of Board

97. The Directors shall have power from time to time, and at any time to appoint any person as a Director either to fill a casual vacancy or as an addition to the Board. Any Director so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election at that meeting.

Board may fill vacancies

Alternate Directors

98. (a) A Director shall have the power to nominate any other Director or any other person approved for that purpose by a resolution of the Board to act as an alternate Director in his place, during his absence, and at his discretion to revoke such nomination, and, on such appointment being made, each alternate Director, whilst so acting, shall exercise and discharge all the functions, powers and duties and undertake all the liabilities and obligations of the Director whom he represents. He shall not be required to hold qualification shares and shall not be entitled to receive any remuneration from the Company. A nomination as an alternate Director shall *ipso facto* be revoked if the appointor of such alternate Director ceases for any reason to be a Director. Notice of any such appointment shall be in writing and deposited at the registered office.

Alternate Directors

[98(b) and 98(d) – as amended by a special resolution passed on 11th May 2004]

(b) Notice of all Board and general meetings shall be sent to every alternate Director as if he were a Director as may be so requested by the Director appointing him until notice of revocation of his appointment has been given under paragraph (c) of this Article.

(c) The appointment of an alternate Director shall be revoked and the alternate Director shall cease to hold office whenever the appointor gives notice in writing to the Secretary that he revokes such appointment.

(d) Every person acting as an alternate Director shall while so acting be deemed to be an officer of the Company and the agent of or for his appointor and be jointly and severally responsible to the Company for his acts and defaults. The Director who appoints an alternate Director shall be vicariously liable for any tort (but not otherwise) committed by the alternate Director while acting in the capacity of alternate Director but nothing herein affects the alternate Director's personal liability for any act or omission including liabilities owed to the Company or to the Director appointing him.

99. A Director shall not be required to hold any qualification shares nor to retire by reason only of attaining any particular age.

No qualification shares for Directors

100. A Director may at any time resign by notice in writing delivered to the Company at the registered office.

Directors may resign

101. The Directors shall also be entitled to receive by way of remuneration for their services such sum as shall from time to time be determined by the Company in general meeting, such sum (unless otherwise directed by the resolution by which it is voted) to be divided amongst the Directors in such proportions and in such manner as the Board may agree and, failing agreement, equally, except that in such event any Director holding office for less than the whole of the relevant period in respect of which the remuneration is paid shall only rank in such division in proportion to the time during such period for which he has held office.

Directors' remuneration

102. The Directors shall also be entitled to be repaid all traveling and hotel expenses incurred by them respectively in or about the performance of their duties as Directors, including their expenses of traveling to and from board meetings, committee meetings or general meetings or otherwise incurred whilst engaged on the business of the Company.

Directors' expenses

103. The Board may grant special remuneration to any Director who, being called upon, shall perform any special or extra services to or at the request of the Company. Such special remuneration may be made payable to such Director in addition to or in substitution for his ordinary remuneration as a Director, and may be made payable by way of salary, or commission, participation in profits or otherwise as may be arranged, and shall be charged as part of the Company's ordinary working expenses.

Special remuneration

104. (a) A Director shall cease to be a director and shall vacate his office:

When office of Director to be vacated

[as amended by a special resolution passed on 11th May 2004]

(i) if he becomes bankrupt or has a receiving order made against him or suspends payment, or compounds or arranges with his creditors or applies to the court for any order in connection with a voluntary arrangement; or

(ii) if he is, or may be, suffering from mental disorder and order is made by any court having jurisdiction (whether in Hong Kong or elsewhere) in matters concerning mental disorder for his detention or for appointment of receiver, curator bonis or other person by whatever title to exercise powers with respect of his property or affairs; or

(iii) if he absents himself from the meetings of the Board during a continuous period of six months, without special leave of absence from the Board, and his alternate Director (if any) shall not during such period have attended in his stead, and the Board passes a resolution that he has by reason of such absence vacated his office; or

(iv) if he becomes prohibited from being a Director by reason of any order made under any provision of the Companies Ordinance or the Listing Rules or these Articles or other applicable laws; or

(v) if by notice in writing to the Company he resigns his office; or

(vi) having been appointed for a fixed terms, the term expires; or

(vii) having retired pursuant to these Articles, he is not re-elected a Director; or

(viii) he is removed from office as a Director by notice in writing served upon him at his last address signed by all his co-Directors. If any such Director has been appointed to an executive office which thereby automatically terminates, such removal shall be treated as an act of the Company and shall not, of itself, prejudice any right he may have in any contract of service between him and the Company or otherwise.

(b) A resolution of the Board to the effect that a Director has ceased to be a Director under this Article 104 shall be conclusive as to the facts and reasons for his ceasing to hold office as stated in the resolution.

105. (1) (a) No Director or intended Director shall be disqualified by his office from contracting with the Company, directly or indirectly, either as vendor, purchaser or otherwise nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company with a Director or any of his associate(s) or any person, company or partnership of or in which any Director or any of his associates shall be a member or otherwise interested be capable on that account of being avoided, nor shall any Director so contracting or being such member or so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason only of such Director or any of his associate(s) holding that office or the fiduciary relationship thereby established provided always that each Director shall forthwith disclose the nature of his interest or that of his associate(s) in any contract or arrangement in which he or any of his associates is interested as required by and subject to the provisions of the Ordinance.

Director may contract with Company

[as amended by a special resolution passed on 11th May 2004]

(b) A Director shall not vote on any board resolution approving any such contract or arrangement in which he or any of his associate(s) has a material interest and if he does so his vote shall not be counted nor shall he be counted in the quorum present at such meeting but neither of these prohibitions shall apply to:-

(i) the giving of any security or indemnity either:

(aa) to the Director or his associate(s) in respect of money lent or obligations incurred or undertaken by him or any one of them at the request of or for the benefit of the Company or any of its subsidiaries; or

(bb) to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself or themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(ii) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iii) any proposal concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or shareholder or in which the Director or his associate(s) is/are beneficially interested in shares of that company, provided that the Director and any of his associates are not in aggregate beneficially interested in 5% or more of the issued shares of any class of such company (or of any third company through which his

interest or that of his associates is derived) or of the voting rights;

(iv) any proposal or arrangement concerning the adoption, modification or operation of any employees' share scheme under which he or his associate(s) may benefit or of a pension fund or retirement, death or disability benefit scheme which relates both to the Director, his associate(s) and employees of the Company or any of its subsidiaries and does not provide in respect of any Director or his associate(s) as such any privilege or advantage not accorded to class of persons to which such scheme or fund relates;

(v) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company;

(vi) any contract for the purchase or maintenance for any Director of insurance against any liability.

If a question arises at any time as to the materiality of a Director's interest or that of his associate(s) or as to his entitlement to vote or be counted in a quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or being counted in quorum, such question shall be referred to the Chairman of the meeting and his ruling in relation to any Director other than himself shall be conclusive and binding on all concerned except in a case where the nature or extent of the interest of such Director and/or his associate(s) has not been fairly disclosed. If a question arises at any time as to the materiality of the Chairman's interest or that of his associate(s) or as to his entitlement to vote or be counted in a quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or being counted in quorum, such question shall be decided by a resolution of the Board present at the meeting (excluding the Chairman) whose majority vote shall be conclusive and binding on all concerned except in a case where the nature or extent of the Chairman's interest has not been fairly disclosed.

(c) Any Director may continue to be or become a director, managing director, manager or other officer or member of any other company in which the Company may be interested and (unless otherwise agreed) no such Director shall be accountable for any remuneration or other benefits received by him as a director, managing director, manager or other officer or member of any such other company. The Directors may exercise the voting powers conferred by the shares in any other company held or owned by the Company, or exercisable by them as directors of such other company in such manner in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them directors, managing directors, managers or other officers of such company) and any Director of the Company may vote in favour of the exercise of such voting rights in manner aforesaid notwithstanding that he may be, or about to be,

appointed a director, managing director, manager or other officer of such a company, and as such that he is or may become interested in the exercise of such voting rights in manner aforesaid.

(d) A general notice to the Directors by a Director that he is to be regarded as interested in any contract or arrangement which may be made with any specified person, firm or corporation after the date of such notice shall be a sufficient declaration of interest in relation to any contract or arrangement so made, provided that no such notice shall be of effect unless either it is given at a meeting of the Directors or the Director takes reasonable steps to ensure that it is brought up and read at the next meeting of the Directors after it is given.

(2) A Director of the Company may be or become a director of any company promoted by the Company or in which it may be interested as a vendor, shareholder or otherwise and no such Director shall be accountable for any benefits received as a director or member of such company.

(3) Any Director may act by himself or by his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; Provided that nothing herein contained shall authorise a Director or his firm to act as Auditor to the Company.

Managing Directors

106. The Board may from time to time appoint any one or more of its body to the office of Managing Director, Joint Managing Director or Executive Director and/or such other office in the management of the business of the Company as it may decide for such period and upon such terms as it thinks fit and upon such terms as to remuneration and otherwise as it may determine. The remuneration of such Director or such other officer may be made payable by way of salary or commission or participation in profits or by any or all of those modes or otherwise as may be though expedient, and it may be made a term of his appointment that he shall receive a pension, gratuity or other benefit on his retirement.

Power to appoint Managing and Executive Directors

107. Every Director or such other officer as aforesaid shall, subject to the provisions of any contract between himself and the Company with regard to his employment as such Director or other officer, be liable to be dismissed or removed by the Board of Directors, and another person may be appointed in his place.

Removal of Managing Director

107A. The appointment of a Director to an executive office shall terminate automatically if he ceases to be a director, but any such termination shall not, of itself, prejudice any rights under any contract of service between him and the Company. However, a Director appointed to an executive office shall not cease to be a director merely because his appointment to such executive office terminates.

[as added by a special resolution passed on 11th May 2004]

108. A Director or other officer referred to in Article 106 of these Articles shall be subject to the same provisions as to removal as the other Directors of the Company, and he shall (subject to the provisions of any contract between him and the Company) *ipso facto* and immediately cease to be Managing Director, Joint Managing Director, Executive Director or holder of such other office if he cease to hold the office of Director for any cause.

Managing or Executive Directors

109. The Directors may from time to time entrust to and confer upon a Managing Director, Joint Managing Director or Executive Director all or any of the powers of the Directors that they may think fit. But the exercise of all powers by such Director shall be subject to such regulations and restrictions as the Directors may from time to time make and impose, and the said powers may at any time be withdrawn, revoked or varied.

Power may be delegated

Management

110. (a) Subject to any exercise by the Directors of the powers conferred by Articles 111 to 113 hereof, the management of the business of the Company shall be vested in the Directors who, in addition to the powers and authorities by these Articles expressly conferred upon them, may exercise all such powers and do all such acts and things as may be exercised or done by the Company and are not hereby or by the Ordinance expressly directed or required to be exercised or done by the Company in general meeting, but subject nevertheless to the provisions of the Ordinance and of these Articles and to any regulations from time to time made by the Company in general meeting not being inconsistent with such provisions or these Articles: Provided that no regulation so made shall invalidate any prior act of the Directors which would have been valid if such regulation had not been made.

General powers of Company vested in Directors

(b) Without prejudice to the general powers conferred by these Articles it is hereby expressly declared that the Directors shall have the following powers:-

(i) To give to any person the right or option of requiring at a future date that an allotment shall be made to him of any share at par or at such premium as may be agreed.

(ii) To give to any Directors, officers or servants of the Company an interest in any particular business or transaction or participation in the profits thereof or in the general profits of the Company either in addition to or in substitution for a salary and such commission or salary shall be treated as part of the working expenses of the Company.

Managers

111. The Directors may from time to time appoint a general manager, a manager or managers of the Company and may fix his or their remuneration either by way of salary or commission or by conferring the right to participation in the profits of the Company or by a combination of two or more of these modes and pay the working expenses of any of the staff of the general manager, manager or managers who may be employed by him or them upon the business of the Company.

Appointment and remuneration of managers

112. The appointment of such general manager, manager or managers may be for such period as the Directors may decide and the Directors may confer upon him or them all or any of the powers of the Directors as they may think fit.

Tenure of office and powers

113. The Directors may enter into such agreement or agreements with any such general manager, manager or managers upon such terms and conditions in all respects as the Directors may in their absolute discretion think fit, including a power for such general manager, manager or managers to appoint an assistant manager or managers or other employees whatsoever under them for the purpose of carrying on the business of the Company.

Terms and conditions of appointment

Rotation of Directors

114. At each Annual General Meeting, one-third (or such other number as may be required under applicable legislation) of the Directors for the time being; and where the applicable number is not an integral number, to be rounded upwards, who have been longest in office shall retire from office by rotation. As between two or more Directors who have been in office for an equal length of time, the Director or Directors to retire shall in default of agreement between them be determined by lot. The length of time a Director has been in office shall be computed from his last election or appointment where he has previously vacated office. A retiring Director shall be eligible for re-election and shall act as a Director throughout the meeting at which he retires.

Retirement of Directors by rotation

[as amended by a special resolution passed on 10th May 2005]

115. The Company at any general meeting at which any Directors retire in manner aforesaid, may fill up the vacated office by electing a like number of person to be Directors.

Meeting to fill up vacancies

116. If at any general meeting at which an election of Directors ought to take place, the places of the retiring Directors are not filled up, the retiring Directors or such of them as have not had their places filled up shall be deemed to have been re-elected and shall if willing continue in office until the next annual general meeting and so on from year to year until their places are filled up, unless it shall be determined at such meeting to reduce the number of Directors.

Retiring Directors to remain in office till successors appointed

117. The Company may from time to time in general meeting by ordinary resolution increase or reduce the number of Directors but so that the number of Directors shall never be less than five.

Power of general meeting to increase or reduce number of Directors

118. No person, other than a retiring Director, shall, unless recommended by the Directors for election, be eligible for election to the office of Director at any general meeting, unless he, or some other shareholder intending to propose him, has, during the period not earlier than the day after the date of dispatch of the notice of the meeting appointed for the election of director and end not later than seven days prior to the date of such meeting, left at the registered office a notice in writing duly signed, signifying his candidature for the office, or the intention of such shareholder to propose him.

When candidate for office of Director must give notice

[as amended by a special resolution passed on 11th May 2004]

119. The Company shall keep at its registered office a register containing the names and addresses and occupations of its Directors and shall send to the Registrar of Companies a copy of such register and shall from time to time notify to the Registrar any change that takes place in such Directors as required by the Companies Ordinance.

Register of Directors and notification of changes to Registrar

120. The Company may by ordinary resolution remove any Director before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director and may elect another person in his stead. Any person so elected shall hold office during such time only as the Director in whose place he is elected would have held the same if he had not been removed.

Power to remove Director by Ordinary Resolution

[as amended by a special resolution passed on 11th May 2004]

Proceedings of the Directors

121. The Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings and proceedings as they think fit and may determine the quorum necessary for the transaction of business. Unless otherwise determined three Directors shall be a quorum. For the purpose of this Article an alternate Director shall be counted in a quorum and a Director who is an alternate Director shall be entitled to a separate vote on behalf of the Director he is representing in addition to his own vote. The Board of Directors or any committee of the Board may participate in a meeting of the Board or such committee by means of a conference telephone or through the medium of video conference or similar communication equipment by means of which all persons participating in the meeting are capable of hearing each other. A person participating in this way shall be deemed to be present in person at the meeting and shall be counted in a quorum and entitled to vote. All business transacted in this way by the Board or a committee of the Board shall, for the purposes of these Articles, be deemed to be validly and effectively transacted at a meeting of the Board or a committee of the Board although fewer than three Directors (or alternate Directors) are physically present at the same place. The meeting is deemed to take place at the place stated in the notice for meeting to the Directors unless otherwise directed by the Chairman.

Meeting of Directors, quorum, etc

[as amended by a special resolution passed on 11th May 2004]

122. A Director may, and on request of a Director the Secretary shall, at any time summon a meeting of the Board. Notice thereof shall be given to each Director either in writing or by telephone or by telex or telegram or facsimile or email or other form of electronic communication at the address from time to time notified to the Company by such Director or in such other manner as the Board may from time to time determine. Provided however that notice need not be given to any Director for the time being absent from Hong Kong.

Convening of Board meeting

[as amended by a special resolution passed on 11th May 2004]

123. Questions arising at any meeting of the Board shall be decided by a majority of votes, but in case of an equality of votes the Chairman shall not have a second or casting vote.

How question to be decided

124. The Directors may elect a Chairman and a Deputy Chairman of their meetings and determine for what period each of them is to hold office; but if no Chairman is elected or if at any meeting the Chairman is not present within 15 minutes after the time appointed for holding the same, then the Deputy Chairman (if any) shall, if present, act as Chairman of the meeting or if no Deputy Chairman is elected or the Deputy Chairman is not present within 15 minutes after the time appointed for holding the meeting, then the Directors present may appoint one of their number to be Chairman of the meeting.

Chairman

125. A meeting of the Directors for the time being at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions by or under the Articles of the Company for the time being vested in or exercisable by the Directors generally.

Powers of meeting

126. The Directors may delegate any of their powers to committees consisting of such member or members of their body as the Directors think fit, and they may, from time to time, revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to person or purposes, but every committee so formed shall in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed upon it by the Directors.

Power to appoint committee and to delegate

127. All acts done by any such committee in conformity with such regulations, and in fulfillment of the purposes for which it is appointed, but not otherwise, shall have the like force and effect, as if done by the Directors, and the Directors shall have power, with the consent of the Company in general meeting, to remunerate the members of any special committee, and charge such remuneration to the current expenses of the Company.

Acts of committee to be of same effect as acts of Directors

128. The meetings and proceedings of any such committee consisting of two or more members shall be governed by the provisions herein contained for regulating the meetings and proceedings of the Directors.

Proceedings of committee

129. All acts *bona fide* done by any meeting of the Directors or by a committee of Directors, or by any person acting as a Director shall, notwithstanding that it shall be afterwards discovered that there was some defect in the appointment of such Directors or persons acting as aforesaid or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

When acts of Directors or committee to be valid notwithstanding defects

130. The continuing Directors may act notwithstanding any vacancy in their body, but, if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Director or Directors may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

Powers of Board in cases where no quorum

131. A resolution in writing signed by all the Directors in Hong Kong entitled to receive notice of and vote on the relevant resolution (so long as they constitute a quorum) shall be as valid and effective as if it had been passed at a meeting of the Directors duly convened and held; and may consist of several documents in like form each signed by one or more of the Directors. Any signature may be affixed to a facsimile copy of the resolution and any signed resolution shall be valid if the Company receives the original or a copy by facsimile.

Directors' resolutions

[as amended by a special resolution passed on 11th May 2004]

Secretary

132. The Secretary shall be appointed by the Board for such term, at such remuneration and upon such conditions as it may think fit, and any Secretary so appointed may be removed by the Board. Anything by the Ordinance or these Articles required or authorised to be done by or to the Secretary, if the office is vacant or there is for any other reason no Secretary capable of acting, may be done by or to any assistant or deputy Secretary, or if there is no assistant or deputy Secretary capable of acting, by or to any officer of the Company authorised generally or specially in that behalf by the Board. In the event that the Secretary appointed is a corporation or no other body, it may act and sign by the hand of any one or more of its Directors or officers duly authorised.

Appointment of Secretary

133. The Secretary shall (a) if an individual, ordinarily reside in Hong Kong and (b) if a body corporate, have its registered office in Hong Kong.

Residence

134. A provision of the Ordinance or of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as or in place of the Secretary.

Same person not to act in two capacities at once

General Management and Use of the Seal

135. (a) The Board shall provide for the safe custody of the seal which shall only be used by the authority of the Board or of a committee of the Board authorised by the Board in that behalf, and every instrument to which the seal shall be affixed shall be signed by any two Directors or by some other person appointed by the Board for the purpose. Provided that the Board may either generally or in any particular case or cases resolve (subject to such restrictions as to the manner in which the Seal may be affixed as the Board may determine) that such signatures or any of them may be affixed to certificates for shares or debentures or representing any other form of security by some mechanical means other than autographic to be specified in such resolution or that such certificates need not be signed by any person. Every instrument executed in manner provided by this Article shall be deemed to be sealed and executed with the authority of the Directors previously given.

Custody of seal

(b) The Company may have an official seal for use abroad under the provisions of the Ordinance where and as the Board shall determine, and the Company may by writing under the seal appoint any agents or agent, committees or committee abroad to be the duly authorised agents of the Company for the purpose of affixing and using such official seal and they may impose such restrictions on the use thereof as may be thought fit. Wherever in these Articles reference is made to the seal, the reference shall, when and so far as may be applicable, be deemed to include any such official seal as aforesaid.

136. All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be, in such manner as the Board shall from time to time by resolution determine. The Company's banking account shall be kept with such banker or bankers as the Board shall from time to time determine.

Cheques and banking arrangements

137. (a) The Board may from time to time, and at any time, by power of attorney under the seal, appoint any company, firm or person, or any fluctuating body of persons, whether nominated directly or indirectly by the Board to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Articles) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of person dealing with any such attorney as the Board may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers authorities and discretions vested in him.

Power to appoint attorney

(b) The Company may, by writing under its seal, empower any person, either generally or in respect of any specified matter, as its attorney, to execute deeds and instruments on its behalf and to enter into contracts and sign the same on its behalf in any place not situate within Hong Kong and every deed signed by such attorney on behalf of the Company and under his seal, shall bind the Company and have the same effect as if it were under the seal of the Company.

Execution of deeds by attorney

138. The Board may establish any committees, local boards or agencies for managing any of the affairs of the Company, either in Hong Kong or elsewhere, and may appoint any person to be members of such committees, local boards or agencies and may fix their remuneration, and may delegate to any committee, local board, or agent any of the powers, authorities and discretions vested in the Board (other than its power to make calls, forfeit shares or accept surrenders of shares), with power to sub-delegate, and may authorise the members of any local board, or any of them, to fill any vacancies therein, and to act notwithstanding vacancies, and any such appointment or delegation may be upon such terms and subject to such conditions as the Board may think fit, and the Board may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

Local boards

139. The Board may establish and maintain or procure the establishment and maintenance of any contributory or non-contributory pension or superannuation funds for the benefit of, or give or procure the giving of donations, gratuities, pensions, allowances or emoluments to any persons who are or were at any time in the employment or service of the Company, or of any company which is a subsidiary of the Company, or is allied or associated with the Company or with any such subsidiary company, or who are or were at any time Directors or officers of the Company or of any such other company as aforesaid, and holding or who have held any salaried employment or office in the Company or such other company, and the wives, widows, families and dependants of any such persons. The Board may also establish and subsidise or subscribe to any institutions, associations, clubs or funds calculated to be for the benefit of or to advance the interests and well being of the Company or of any such persons as aforesaid, and may make payments for or towards the insurance of any such persons as aforesaid, and subscribe or guarantee money for charitable or benevolent objects or for any exhibition or for any public, general or useful object. The Board may do any of the matters aforesaid, either alone or in conjunction with any such other company as aforesaid. Any Director holding any such employment or office shall be entitled to participate in and retain for his own benefit any such donation, gratuity, pension, allowance or emolument.

Power to establish pension funds

Capitalisation of Reserves

140. (a) Subject to Article 3(b) the Company in general meeting may upon the recommendation of the Directors resolve that it is desirable to capitalise any part of the amount for the time being standing to the credit of any of the Company's reserve accounts or to the credit of the profit and loss account or otherwise available for distribution (and not required for the payment for provision of the dividend on any shares with a preferential right to dividend) and accordingly that such sums be set free for distribution amongst the members who would have been entitled thereto if distributed by way of dividend and in the same proportion on condition that the same be not paid in cash but be applied either in or towards paying up any amounts for the time being unpaid on any shares held by such members respectively or paying up in full unissued shares or debentures of the Company to be allotted and distributed credited as fully paid up to and amongst such members in the proportion aforesaid, or partly in the one way and partly in the other, and the Directors shall give effect to such resolution: Provided that a share premium account and a capital redemption reserve fund may, for the purposes of this Article, only be applied in the paying up of unissued shares to be issued to members of the Company as fully paid up shares.

Power to capitalise

(b) Wherever such a resolution as aforesaid shall have been passed the Directors shall make all appropriations and applications of the undivided profits resolved to be capitalised thereby, and all allotments and issues of fully paid up shares or debentures, if any, and generally shall do all acts and things required to give effect thereto, with full power to the Directors to make such provision by the issue of fractional certificates or by payment in cash or otherwise (including provision for the benefit of fractional entitlements to accrue to the Company rather than to the members concerned) as they think fit for the case of shares or debentures becoming distributable in fractions, and also to authorise any person to enter on behalf of all members entitled thereto into an agreement with the Company providing for the allotment to them respectively, credited as fully paid up, of any further shares or debentures to which they may be entitled upon such capitalisation, or, as the case may require, for the payment up by the Company on their behalf, by the application thereto of their respective proportions of the profits resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing shares, and any agreement made under such authority shall be effective and binding on all such members.

Subscription Right Reserve

141. (a) If, so long as any of the rights attached to any warrants issued by the Company to subscribe for Ordinary Shares of the Company shall remain exercisable, the Company does any act or engages in any transaction which, as a result of any adjustments to the subscription price in accordance with the provisions of the conditions of the warrants, would reduce the subscription price to below the par value of an Ordinary Share then the following provisions shall apply:-

(i) as from the date of such act or transaction the Company shall establish and thereafter (subject as provided in this Article) maintain in accordance with the provisions of this Article a reserve (the "Subscription Right Reserve") the amount of which shall at no time be less than the sum which for the time being would be required to be capitalised and applied in paying up in full the nominal amount of the additional Ordinary Shares required to be issued and allotted credited as fully paid pursuant to sub-paragraph (iii) of this paragraph (a) on the exercise in full of all the subscription rights outstanding and shall apply the Subscription Right Reserve in paying up such additional Ordinary Shares in full as and when the same are allotted.

(ii) the Subscription Right Reserve will not be used for any purpose other than that specified above until all other reserves of the Company (other than share premium account and capital redemption reserve fund) have been used and will then only be used to make good losses of the Company if and so far as is required by law.

(iii) upon the exercise of all or any of the subscription rights represented by any warrant, the relevant subscription rights shall be exercisable in respect of a nominal amount of Ordinary Shares equal to the amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or as the case may be, the relevant portion thereof in the event of a partial exercise of the subscription rights) and, in addition, there shall be allotted in respect of such subscription rights to the exercising warrantholder credited as fully paid such additional nominal amount of Ordinary Shares as is

equal to the difference between:-

(aa) the said amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be, the relevant portion thereof in the event of a partial exercise of the subscription rights) and

(bb) the nominal amount of Ordinary Shares in respect of which such subscription rights would have been exercisable having regard to the provisions of the conditions of the warrants, had it been possible for such subscription rights to represent the right to subscribe for Ordinary Shares at less than par.

and immediately upon such exercise so much of the sum standing to the credit of the Subscription Right Reserve as is required to pay up in full such additional nominal amount of Ordinary Shares shall be capitalised and applied in paying up in full such additional nominal amount of Ordinary Shares which shall forthwith be allotted credited as fully paid to the exercising warrantholder.

(iv) if upon the exercise of the subscription rights represented by any warrant the amount standing to the credit of the Subscription Right Reserve is not sufficient to pay up in full such additional nominal amount of Ordinary Shares equal to such difference as aforesaid to which the exercising warrantholder is entitled, the Directors shall apply any profits or reserves then or thereafter becoming available (including to the extent permitted by law, share premium account and capital redemption reserve fund) for such purpose until such additional nominal amount of Ordinary Shares is paid up and allotted as aforesaid and until such time no dividend or other distribution shall be paid or made on the Ordinary Shares. Pending such payment up and allotment the exercising warrantholder shall be issued by the Company with a certificate evidencing his right to the allotment of such additional nominal amount of Ordinary Shares. The rights represented by any such certificate shall be in registered form and shall be transferable in whole or in part in units of one Ordinary Share in the like manner as the Ordinary Shares for the time being transferable, and the Company shall make such arrangements in relation to the maintenance of a Register therefor and other matters in relation thereto as the Directors may think fit and adequate particulars thereof shall be made known to each relevant exercising warrantholder upon the issue of such certificate.

(b) Ordinary Shares allotted pursuant to the provisions of this Article shall rank *pari passu* in all respects with the other Ordinary Shares allotted on the relevant exercise of the subscription rights represented by the warrant concerned.

(c) Notwithstanding anything contained in paragraph (a) of this Article no fraction of an Ordinary Share shall be allotted on exercise of the subscription rights.

(d) The provisions of this Article as to the establishment and maintenance of the Subscription Right Reserve shall not be altered or added to in any way which would vary or abrogate, or which would have the effect of varying or

abrogating, the provisions for the benefit of any warrantholder or class of warrantholders under this Article without the sanction of a special resolution of such warrantholders or class of warrantholders.

(e) A certificate or report by the Auditors as to whether or not the Subscription Right Reserve is required to be established and maintained and if so the amount thereof so required to be established and maintained, as to the purposes for which the Subscription Right Reserve has been used, as to the extent to which it has been used to make good losses of the Company, as to the additional nominal amount of Ordinary Shares required to be allotted to an exercising warrantholder credited as fully paid and as to any other matter concerning the Subscription Right Reserve shall (in the absence of manifest error) be conclusive and binding upon the Company and all warrantholders.

Dividends and Reserves

142. The Company in general meeting may declare dividends but no dividend shall exceed the amount recommended by the Board.

Power to declare dividend

143. (a) The Board may from time to time pay to the members such interim dividends as appear to the Board to be justified by the profits of the Company and in particular (but without prejudice to the generality of the foregoing) if at any time the share capital of the Company is divided into different classes the Board may pay such interim dividends in respect of those shares in the capital of the Company which confer on the holders thereof deferred or non-preferential rights as well as in respect of those shares which confer on the holders thereof preferential rights with regard to dividend and provided that the Board acts *bona fide* the Board shall not incur any responsibility to the holders of shares conferring any preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferential rights.

Board's power to pay interim dividends

(b) The Board may also pay half-yearly or at other suitable intervals to be settled by them any dividend which may be payable at a fixed rate if the Board is of the opinion that the profits justify the payment.

144. No dividend shall be payable except out of the profits of the Company. No dividend shall carry interest.

Dividends not to be paid out of capital

145. (A) Whenever the Directors or the Company in General Meeting have resolved that a dividend be paid or declared on the Ordinary Share capital of the Company, the Directors may further resolve:-

Scrip dividends

(i) That such dividend be satisfied wholly or in part in the form of an allotment of Ordinary Shares credited as fully paid provided that ordinary shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment. In such case, the following provisions shall apply:-

(a) the basis of any such allotment shall be determined by the Directors;

(b) the Directors, after determining the basis of allotment, shall give not less than two weeks' notice in writing to the holders of the Ordinary Shares of the right of election accorded to them and

shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(c) the dividend (or that part of the dividend to be satisfied by the allotment of Ordinary Shares as aforesaid) shall not be payable in cash or Ordinary Shares in respect whereof the cash election has not been duly exercised ("the non-elected Ordinary Shares") and in satisfaction thereof Ordinary Shares shall be allotted credited as fully paid to the holders of the non-elected Ordinary Shares on the basis of allotment determined as aforesaid and for such purpose the Directors shall capitalise and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserve or reserves or other special account other than the Subscription Right Reserve or Conversion Right Reserve (if any)) as the Directors may determine, such sum as may be required to pay up in full the appropriate number of Ordinary Shares for allotment and distribution to and amongst the holders of the non-elected Ordinary Shares on such basis.

(ii) That ordinary shareholders entitled to such dividend be entitled to elect to receive an allotment of Ordinary Shares credited as fully paid in lieu of the whole or such part of the dividend as the Directors may think fit. In such case, the following provisions shall apply:-

(a) the basis of any such allotment shall be determined by the Directors;

(b) the Directors, after determining the basis of allotment, shall give not less than two weeks' notice in writing to the holders of the Ordinary Shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(c) the right of election may be exercised in respect of the whole or that part of the dividend in respect of which the right of election has been accorded;

(d) the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable on Ordinary Shares in respect whereof the share election has been duly exercised ("the elected Ordinary Shares") and in lieu thereof Ordinary Shares shall be allotted credited as fully paid to the holders of the elected Ordinary Shares on the basis of allotment determined as aforesaid and for such purpose the Directors shall capitalise and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserve or reserves or other special account other than the Subscription Right Reserve or Conversion Right Reserve (if any)) as the Directors may determine, such sum as may be required to pay up in full the

appropriate number of Ordinary Shares for allotment and distribution to and amongst the holders of the elected Ordinary Shares on such basis.

(B) (i) The Ordinary Shares allotted pursuant to the provisions of paragraph (A) shall rank *pari passu* in all respects with the Ordinary Shares then in issue save only as regards participation in the relevant dividend.

(ii) The Directors may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (A), with full power to the Directors to make such provisions as they think fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter into, on behalf of all members interested, an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

(C) The Company may upon the recommendation of the Directors by special resolution resolve in respect of any one particular dividend of the Company that notwithstanding the provisions of paragraph (A) of this Article a dividend may be satisfied wholly in the form of an allotment of Ordinary Shares credited as fully paid without offering any right to ordinary shareholders to elect to receive such dividend in cash in lieu of such allotment.

146. The Board may, before recommending any dividend, set aside out of the profits of the Company such sums as it thinks fit as a reserve or reserves which shall, at the discretion of the Board, be applicable for meeting claims on or liabilities of the Company or contingencies or for paying off any loan capital or for equalising dividends or for any other purpose to which the profits of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the Board may from time to time think fit, and so that it shall not be necessary to keep any investments constituting the reserve or reserves separate or distinct from any other investments of the Company. The Board may also without placing the same to reserve carry forward any profits which it may think prudent not to divide.

Reserves

147. Subject to the rights of persons, if any, entitled to shares with special rights as to dividend, all dividends shall be declared and paid according to the amounts paid or credited as paid up on the shares in respect whereof the dividend is paid, but no amount paid up or credited as paid up on a share in advance of calls shall be treated for the purposes of this Article as paid up on the share. All dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but if any share is issued on terms providing that it shall rank for dividend as from a particular date such share shall rank for dividend accordingly.

Dividends to be paid in proportion to paid up capital

148. The Directors may retain any dividends or other moneys payable on or in respect of a share upon which the Company has a lien, and may apply the same in or towards

Debts may be deducted

satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

149. Any general meeting sanctioning a dividend may make a call on the members of such amount as the meeting fixes, but so that the call on each member shall not exceed the dividend payable to him, and so that the call be made payable at the same time as the dividend, and the dividend may, if so arranged between the Company and the member, be set off against the call. The making of a call under this Article shall be deemed ordinary business of an annual general meeting which declares a dividend.

Dividend and call together

150. Whenever the Directors or the Company in General Meeting have resolved that a dividend be paid or declared, the Directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind and in particular of paid up shares, debentures or warrants to subscribe securities of the Company or any other company, or in any one or more of such ways, and where any difficulty arises in regard to the distribution the Directors may settle the same as they think expedient, and in particular may issue fractional certificates, disregard fractional entitlements or round the same up or down, and may fix the value for distribution of such specific assets, or any part thereof, and may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Directors and may appoint any person to sign any requisite instruments or transfer and other documents on behalf of the persons entitled to the dividend and such appointment shall be effective. Where requisite, a contract shall be filed in accordance with the provisions of the Ordinance and the Directors may appoint any person to sign such contract on behalf of the persons entitled to the dividend and such appointment shall be effective.

Dividend in specie

151. A transfer of shares shall not pass the right to any dividend or bonus declared thereon after such transfer and before the registration of the transfer.

Effect of transfer

152. If two or more persons are registered as joint holders of any share, any one of such persons may give effectual receipts for any dividends, interim dividends or bonuses and other moneys payable in respect of such shares.

Receipt for dividends by joint holders of

153. Unless otherwise directed by the Directors, any dividend or bonus may be paid by cheque or warrant sent through the post to the registered address of the member entitled, on, in case of joint holders, to the registered address of that one whose name stands first in the register in respect of the joint holding or to such person and to such address as the holder or joint holders may in writing direct. Every cheque or warrant so sent shall be made payable to the order of the person to whom it is sent, and the payment of any such cheque or warrant shall operate as a good discharge to the Company in respect of the dividend and/or bonus represented thereby, notwithstanding that it may subsequently appear that the same has been stolen, or that the endorsement thereon has been forged. If any such cheque or warrant has been, or shall be alleged to have been, lost, stolen or destroyed, the Board may, at the request of the person(s) entitled to it, issue a replacement cheque, warrant or other financial instrument or other form of payment subject to compliance with such conditions as to evidence and indemnity and the payment of such out-of-pocket expenses incurred by the Company in connection with the request as the Board may think fit.

Payment by post

[as amended by a special resolution passed on 9th May 2006]

154. All dividends or bonuses unclaimed for one year after having been declared may be invested or otherwise made use of by the Directors for the benefit of the Company

Unclaimed dividend

until claimed and the Company shall not be constituted a trustee in respect thereof. All dividends or bonuses unclaimed for six years after having been declared may be forfeited by the Directors and shall revert to the Company. After such forfeiture no member or other person shall have any right to or claim in respect of such dividends or bonuses but the Board may nevertheless in its absolute discretion make an ex gratia payment equal to the whole or part of such dividends or bonuses to the member or other person who could have claimed that dividends or bonuses immediately before it was forfeited. No dividends or bonuses shall bear interest against the Company.

[as amended by a special resolution passed on 9th May 2006]

Distribution of Realised Capital Profits

155. The Company in general meeting may at any time and from time to time resolve that any surplus moneys in the hands of the Company representing capital profits arising from moneys received or recovered in respect of or arising from the realisation of any capital assets of the Company or any investments representing the same and not required for the payment or provision of any fixed preferential dividend instead of being applied in the purchase of any other capital assets or for other capital purposes be distributed amongst the ordinary shareholders on the footing that they receive the same as capital and in the shares and proportions in which they would have been entitled to receive the same if it had been distributed by way of dividend: Provided always that no such profits as aforesaid shall be so distributed unless there shall remain in the hands of the Company a sufficiency of other assets to answer in full the whole of the liabilities and paid up share capital of the Company for the time being.

Distribution realised capital profits

Accounts

156. The Directors shall cause true accounts to be kept of the sums of money received and expended by the Company, and the matters in respect of which such receipt and expenditure take place, and of the property, assets, credits and liabilities of the Company and of all other matters required by the Ordinance or necessary to give a true and fair view of the Company's affairs and to explain its transactions.

Accounts to be kept

157. The books of account shall be kept at the registered office or at such other place or places as the Directors think fit and shall always be open to the inspection of the Directors.

Where accounts to be kept

158. The Directors shall from time to time determine whether and to what extent, at what times and places and under what conditions or regulations, the accounts and books of the Company, or any of them, shall be open to the inspection of the members not being Directors, and no member (not being a Director) shall have any right of inspecting any account or book or document of the Company, except as conferred by the Ordinance or authorised by the Directors or by the Company in general meeting.

Inspection by members

159. (a) The Directors shall from time to time in accordance with the provisions of the Companies Ordinance lay before the Company in general meeting such profit and loss accounts, balance sheets, group accounts (if any) and reports as are so required by the Companies Ordinance.

Annual profit and loss account and balance sheet and summary financial reports

(b) Every balance sheet of the Company shall be signed pursuant to the provisions of the Companies Ordinance, and, subject to paragraph (c), a copy of every balance sheet (including every document required by law to be annexed thereto) and profit and loss account or income and expenditure

[as amended by a special resolution passed on 13th May 2003]

account which is to be laid before the Company in general meeting, together with a copy of the Directors' Report and a copy of the Auditors' Report, shall not less than 21 days before the date of the meeting, be delivered or sent by post to every member of, and every holder of debentures of, the Company and every person registered under Article 45 and every other person entitled to receive notices of general meetings of the Company, provided that this Article shall not require a copy of those documents to be sent to any person of whose address the Company is not aware or to more than one of the joint holders of any shares or debentures. Subject to paragraph (c), the Company may, in accordance with legislation, prepare and deliver to the aforementioned persons a printed copy of the summary financial report (as defined in the Companies Ordinance) at least 21 days before the date of the general meeting.

(c) Where a shareholder (a "Consenting Shareholder") has, in accordance with legislation and the Listing Rules, consented to treat the publication of the relevant financial documents and/or the summary financial report (each as defined in the Companies Ordinance) on a computer network as discharging the Company's obligation under the Companies Ordinance to send a copy of the relevant financial documents and/or the summary financial report (each as defined in the Companies Ordinance), then publication by the Company, in accordance with legislation, on a computer network of the relevant financial documents and the summary financial report (each as defined in the Companies Ordinance) at least 21 days before the date of the general meeting shall, in relation to each Consenting Shareholder, be deemed to discharge the Company's obligations under paragraph (b).

Audit

Auditors

160. Auditors shall be appointed and their duties regulated in accordance with the provisions of the Companies Ordinance.

Remuneration of Auditors

161. Subject as otherwise provided by the Ordinance the remuneration of the Auditors shall be fixed by the Company in general meeting.

When accounts to be deemed finally settled

162. Every statement of accounts, audited by the Company's Auditors and presented by the Directors at a general meeting, shall after approval at such meeting, be conclusive except as regards any error discovered therein within three months of the approval thereof. Whenever any such error is discovered within that period, it shall forthwith be corrected, and the statement of accounts amended in respect of the error shall be conclusive.

Notices

Form of Notices

163A. Except where otherwise expressly stated, any notice to be given to or by any person pursuant to these Articles shall be in writing and, to the extent permitted by legislation and the Listing Rules from time to time and subject to Article 163, contained in an electronic communication.

Service of Notices

[(Articles 163A-167) amended by a special resolution passed on 13th May 2003]

163. Any notice or document may be served by the Company on any member either personally or by sending it through the post in a prepaid letter addressed to such member at his registered address as appearing in the register or by advertisement in both a leading English language daily newspaper and a leading Chinese language daily newspaper circulating in Hong Kong. In the case of joint holders of a share all notices shall be given to that one of the joint holders whose name stands first in

the register and notice so given shall be sufficient notice to all the joint holders. Without limiting the generality of the foregoing but subject to legislation and the Listing Rules, a notice or document may be served or delivered by the Company to any member by electronic means to such address as may from time to time be notified to the Company by the member concerned or by publishing it on a computer network and notifying the member concerned, in such manner as he may from time to time authorise, that it has been so published.

164. A member shall be entitled to have notices served on him at any address within Hong Kong or elsewhere or (subject to Articles 163) in the case of a notice or document served by electronic communication, at an address for the time being notified to the Company by the member or by publishing it on a computer network and notifying the member concerned. A member who has no registered address shall be deemed to have received any notice which shall have been displayed at the registered office and shall have remained there for twenty-four hours and such notice shall be deemed to have been received by such member on the day following that on which it shall have been so first displayed.

Members out of Hong Kong

165. Any notice sent by post shall be deemed to have been served on the day following that on which the envelope or wrapper containing the same is put into a post office situated within Hong Kong and in proving such service it shall be sufficient to prove that the envelope or wrapper containing the notice was properly prepaid, addressed, and put into such post office and a certificate in writing signed by the Secretary or other person appointed by the Board that the envelope or wrapper containing the notice was so addressed and put into such post office shall be conclusive evidence thereof. A notice or other document contained in an electronic communication or published on a computer network in accordance with these Articles shall be deemed to be given at the same time as it was sent or published.

When notice by post deemed to be served

166. A notice may be given by the Company to the person entitled to a share in consequence of the death, mental disorder or bankruptcy of a member by sending it through the post in prepaid letter addressed to him by name, or by the title of representative of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any, within Hong Kong supplied for the purpose by the person claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner as permitted under these Articles in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.

Service of notice to persons entitled on death, mental disorder or bankruptcy of a member

167. The signature to any notice to be given by the Company may be written or printed. A notice contained in an electronic communication in accordance with legislation and the Listing Rules need not be signed. The Directors may, in their absolute discretion, make such arrangements in respect of the serving of such electronic communication or publication as they think fit.

How notice to be signed

Information

168. No member shall be entitled to require discovery of or any information respecting any detail of the Company's trading or any matter which is or may be in the nature of a trade secret, mystery of trade or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it will be inexpedient in the interests of the members of the Company to communicate to the public.

Member not entitled to information

Winding Up

169. If the Company shall be wound up (whether the liquidation is voluntary, under supervision or by the court) the liquidator may with the authority of a special resolution, divide among the members in specie or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares in respect of which there is a liability.

Division of assets in liquidation

170. In the event of winding-up of the Company in Hong Kong every member of the Company who is not for the time being in Hong Kong shall be bound, within fourteen days after the passing of an effective resolution to wind up the Company voluntarily, or the making of an order for the winding-up of the Company, to serve notice in writing on the Company appointing some person resident in Hong Kong and stating that person's full name, address and occupation upon whom all summonses, notices, process orders and judgments in relation to or under the winding-up of the Company may be served, and in default of such nomination the liquidator of the Company shall be at liberty on behalf of such member to appoint some such person, and service upon any such appointee, whether appointed by the member or the liquidator, shall be deemed to be good personal service on such member for all purposes, and, where the liquidator makes any such appointment, he shall with all convenient speed give notice thereof to such member by advertisement in a newspaper circulating in Hong Kong or by a registered letter sent through the post and addressed to such member at his address as mentioned in the register, and such notice shall be deemed to be served on the day following that on which the advertisement appears or the letter is posted.

Service of process

Indemnity

171. (a) Subject to the provisions of the Companies Ordinance, every Director or other officer of the Company shall be entitled to be indemnified out of the assets of the Company against all losses or liabilities which he may sustain or incur in or about the execution of the duties of his office or otherwise in relation thereto (save and except liability for negligence, default, breach of duty or breach of trust of which he may be guilty in relation to the Company or related company), and no Director or other officer shall be liable for any loss, damage or misfortune which may happen to or be incurred by the Company in the execution of the duties of his office or in relation thereto (save and except liability for negligence, default, breach of duty or breach of trust of which he may be guilty in relation to the Company or related company). This Article shall only have effect to the extent it is not voided by the said provisions or other applicable laws and regulations.

Indemnity

[as amended by a special resolution passed on 11th May 2004]

(b) Subject to the Companies Ordinance, if any Director or other person shall become personally liable for the payment of any sum primarily due from the Company, the Directors may execute or cause to be executed any mortgage, charge, or security over or affecting the whole or any part of the assets of the Company by way of indemnity to secure the Director or

person so becoming liable as aforesaid from any loss in respect of such liability.

(c) Subject to the Companies Ordinance, the Board shall have power to purchase and/or maintain insurance for, or for the benefit of, any person who are or were at any time directors, alternate directors or other officers of the Company or related company against:

(i) any liability to the Company, a related company or any other party in respect of any negligence, default, breach of duty or breach of trust (save for fraud) of which he may be guilty in relation to the Company or a related company and otherwise; and

(ii) any liability incurred by him in defending any proceedings, whether civil or criminal, taken against him for any negligence, default, breach of duty or breach of trust (including fraud) of which he may be guilty in relation to the Company or a related company and otherwise.

(d) the term "related company" shall have the same meaning as defined in Section 165 of the Companies Ordinance.

Names, Addresses And Descriptions Of Subscribers
R.C. LEE Penthouse, Tower Court, Hysan Avenue, Hong Kong Company Director J.S. LEE 74 Kennedy Road, Hong Kong Company Director

Dated this 6th day of October 1970

WITNESS to the above signatures:

(Sd.) ELLA CHEONG
Solicitor,
Hong Kong